Manulife Financial Corporation

Second Quarter Report

Six months ended
June 30, 2017

Manulife | John Hancock

Manulife reports 2Q17 net income of $1,255 million, core earnings of $1,174 million, and strong investment-related experience gains
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,255 million for the second quarter of 2017 ("2Q17"), fully diluted earnings per common share of $0.61 and return on common shareholders' equity ("ROE") of 12.4%, compared with $704 million, $0.34, and 7.1%, respectively, for the second quarter of 2016 ("2Q16"). MFC generated core earnings of $1,174 million, diluted core earnings per common share of $0.57 and core return on common shareholders' equity ("core ROE") of 11.5%, compared with $833 million, $0.40, and 8.4%, respectively, for 2Q16. Favourable investment-related experience in 2Q17 contributed $232 million to the increase in net income attributed to shareholders, of which $154 million also contributed to the $341 million increase in core earnings.
Year-to-date 2017 net income attributed to shareholders was $2,605 million, fully diluted earnings per common share were $1.27 and ROE was 13.0% compared with $1,749 million, $0.85 and 8.9%, respectively, for the same period of 2016. Year-to-date 2017 core earnings were $2,275 million, fully diluted core earnings per common share were $1.11 and core ROE was 11.3% compared with $1,738 million, $0.84 and 8.9%, respectively, for the same period of 2016.
Donald Guloien, Chief Executive Officer, stated, "This was another solid quarter, with strong operating performance reflected in core earnings of $1.17 billion and net income of $1.26 billion. Our global businesses continued to perform well and we delivered strong investment-related experience gains."
Roy Gori, President, added, "Our results this quarter highlight the strength of our diversified, global franchise. We delivered strong Insurance sales with double-digit growth in all divisions, and new business value increased by 24%. We also delivered our 30th consecutive quarter of positive wealth and asset management net flows, with contributions from all divisions."
Steve Roder, Chief Financial Officer, said, "We are in the process of completing the third quarter's annual review of actuarial methods and assumptions. Although the work is still ongoing, our preliminary analysis suggests that the impact will not be substantial in either direction to post-tax earnings in the third quarter."1

[1]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Second Quarter 2017

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,255 million in 2Q17, an increase of $551 million compared with 2Q16
The increase in net income attributed to shareholders primarily reflects growth in core earnings, more favourable investment-related experience and an improvement in the direct impact of markets. Each of these items is described below.
Generated core earnings of $1,174 million in 2Q17, an increase of $341 million or 41% compared with 2Q16
The increase in core earnings included $154 million of core investment gains in 2Q17 (compared with nil in 2Q16). The remaining $187 million increase was driven by strong new business and in-force growth in Asia, higher fee income in our wealth and asset management businesses and a reduction in equity hedging costs. Core earnings in 2Q17 included net policyholder experience charges of $57 million post-tax ($85 million pre-tax) compared with charges of $63 million post-tax ($106 million pre-tax) in 2Q16.
Generated ROE and core ROE of 12.4% and 11.5%, respectively, in 2Q17 compared with 7.1% and 8.4%, respectively, in 2Q16
The improvements in ROE and core ROE were a consequence of growth in net income attributed to shareholders and core earnings, respectively.
Generated investment-related experience gains of $292 million in 2Q17 compared with gains of $60 million in 2Q16
The $292 million gain reported in 2Q17 reflected the favourable impact of fixed-income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In accordance with our definition of core earnings, we included $154 million of investment-related experience gains in core earnings in 2Q17 and nil in 2Q16. (See "Performance and Non-GAAP Measures" in our Second Quarter 2017 Report to Shareholders).
Reported charges related to the direct impact of markets of $37 million in 2Q17 compared with charges of $170 million in 2Q16
The 2Q17 charges were related to the direct impact of interest rates on the valuation of our policy liabilities primarily due to narrowing corporate spreads and widening swap spreads, partially offset by gains due to a flattening yield curve and favourable equity markets.
Insurance and Other Wealth Growth
Achieved insurance sales of $1.4 billion in 2Q17, an increase of 46% compared with 2Q16
In Asia, insurance sales increased 11% from 2Q16, driven by growth in Japan, Vietnam and mainland China, partially offset by lower sales in Hong Kong as sales to mainland Chinese visitors declined. In Canada, insurance sales were up considerably from 2Q16 due to a large-case group benefits sale. In the U.S., life insurance sales increased 26% from 2Q16, reflecting strong growth of international and term sales.
Reported Other Wealth sales of $2.0 billion in 2Q17, a decrease of 3% compared with 2Q16
In 2Q17, Other Wealth sales in Asia were in line with 2Q16, with strong sales in Hong Kong, driven by a shift in business mix towards investment-linked products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 11% from 2Q16 due to actions to de-emphasize fixed product sales.
Generated New Business Value ("NBV") of $346 million in 2Q17, an increase of 24% compared with 2Q16
The increase in NBV was primarily driven by strong growth in Asia, where NBV increased 16% from 2Q16 to $268 million, reflecting strong annualized premium equivalent ("APE") sales and management actions to improve margins, partially offset by a change in business mix in Hong Kong.
Wealth and asset management ("WAM") Growth
Generated net flows of $5.6 billion in our wealth and asset management businesses in 2Q171 compared with $4.8 billion in 2Q16
2Q17 marked the 30th consecutive quarter of positive net flows in our WAM businesses. Net flows were generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 2Q16 was primarily driven by continued sales momentum and lower redemption rates in U.S. retail and strong gross flows in Asia retirement, partially offset by lower net flows in the other business units.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.

Manulife Financial Corporation – Second Quarter 2017

Generated gross flows of $30.9 billion in our wealth and asset management businesses in 2Q171, an increase of 13% compared with 2Q16
In Asia, gross flows increased 17% from 2Q16, driven by strong retail sales in mainland China and Singapore, as well as continued momentum in the Hong Kong retirement market, partially offset by lower institutional flows compared with a strong prior year quarter. In Canada, gross flows increased 16% from 2Q16, driven by the funding of a large institutional asset management mandate, as well as the continued success of our retail investment business. In the U.S., gross flows increased 10%, driven by solid growth across all three business lines.

Reported core EBITDA2 from our wealth and asset management businesses of $369 million in 2Q17, an increase of 24% compared with 2Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels driven by favourable investment returns and positive net flows. In addition, core EBITDA was favourably impacted by a 2Q17 expense adjustment of $22 million pre-tax ($14 million post-tax) related to the timing of compensation expenses. Core earnings from our wealth and asset management businesses of $207 million in 2Q17 increased 32% compared with 2Q16 driven by the same factors.

Achieved WAM assets under management and administration ("AUMA") of $572 billion as at June 30, 2017, an increase of 7% compared with December 31, 2016
WAM assets under management and administration increased 7% and 14% compared with December 31, 2016 and June 30, 2016, respectively, driven by favourable investment returns and positive net flows.
Total Company Growth
Achieved total assets under management and administration of $1.0 trillion as at June 30, 2017, an increase of 6% compared with December 31, 2016
Assets under management and administration increased 6% and 9% compared with December 31, 2016 and June 30, 2016, respectively, driven by favourable investment returns and continued positive net flows.
Financial Strength
Reported a MCCSR ratio of 230% for The Manufacturers Life Insurance Company ("MLI") as at June 30, 2017 compared with 233% as at March 31, 2017
The 3 percentage point decrease from 233% as at March 31, 2017 was primarily due to the redemption of $500 million of subordinated debt and an increase in required capital from movements in interest rates. The ratio was in line with the December 31, 2016 ratio of 230%.
Reported a financial leverage ratio for MFC of 29.2% as at June 30, 2017 compared with 30.1% as at March 31, 2017
Our financial leverage decreased from the prior quarter primarily due to the redemption of $500 million of subordinated debt and higher retained earnings. Our financial leverage ratio was in line with the December 31, 2016 ratio of 29.5%.
Estimate a neutral post-tax impact for the annual review of actuarial methods and assumptions
In the third quarter of 2017, we will complete our annual review of actuarial methods and assumptions. While the review is not complete, preliminary indications suggest that the impact will not be substantial in either direction to post-tax earnings in the third quarter.3 Assumptions being reviewed this year include U.S. and Canadian Life mortality assumptions, lapse assumptions for Canadian retail insurance, policyholder behaviour assumptions for Canadian segregated fund guarantees and investment return assumptions used in the valuation of policy liabilities.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	Core earnings before interest, taxes, depreciation and amortization.
[3]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Second Quarter 2017

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.

	Quarterly Results			YTD Results
($ millions)	2Q17	1Q17	2Q16	2017	2016
Core earnings
Asia Division	$405	$408	$342	$813	$713
Canadian Division	345	319	333	664	671
U.S. Division	452	515	361	967	750
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(168)	(166)	(125)	(334)	(232)
Expected cost of macro hedges	(14)	(21)	(78)	(35)	(164)
Core investment gains	154	46	-	200	-
Core earnings	1,174	1,101	833	2,275	1,738
Investment-related experience outside of core earnings	138	-	60	138	(280)
Core earnings and investment-related experience outside of core earnings	1,312	1,101	893	2,413	1,458
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(37)	267	(170)	230	304
Changes in actuarial methods and assumptions	-	-	-	-	12
Integration and acquisition costs	(20)	(18)	(19)	(38)	(33)
Tax and other items	-	-	-	-	8
Net income attributed to shareholders	$1,255	$1,350	$704	$2,605	$1,749
Asia Division
Business highlights
In 2Q17, Asia Division delivered a 16% increase in NBV, with NBV margins of 30.6%, up 0.8 percentage points compared with 2Q16. This growth was driven by APE sales, which were up 12% compared with 2Q16, reflecting increases in most of our markets and core distribution channels. We also experienced double-digit growth in gross flows from our wealth and asset management businesses, reflecting strong retail flows from the expansion of our bank distribution partners. Core earnings were up 18% with increased contribution across all of our lines of business, including continued expansion of our in-force business. In the Philippines, we received approval to establish a trust company, which will extend our customer offering to include wealth and asset management solutions. In Cambodia, we expanded our bancassurance distribution channel through a new 15-year exclusive partnership with ABA Bank, the country's 5th largest bank.
Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$413 million in 2Q17 compared with US$22 million in 2Q16 and core earnings were US$301 million in 2Q17 compared with US$266 million in 2Q16. Items excluded from core earnings were a net gain of US$112 million in 2Q17 compared with a net charge of US$244 million in 2Q16.
Core earnings in 2Q17 increased 18% compared with 2Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by growth in new business volumes, continued growth of in-force business and more favourable product mix, partially offset by a small charge related to policyholder experience in 2Q17 compared with a small gain in the prior year.
Year-to-date net income attributed to shareholders was US$856 million in 2017 compared with US$110 million in 2016. Year-to-date core earnings increased by 18% compared with the same period in 2016 after adjusting for the increased dynamic hedging costs and the impact of changes in foreign currency rates. The increase reflects similar factors as described above for 2Q17, partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.

Manulife Financial Corporation – Second Quarter 2017

Sales, Gross Flows and New Business Value (comparisons with 2Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 2Q17 were US$686 million, 12% higher than 2Q16, driven by strong insurance sales in Japan, Vietnam and mainland China, and continued growth in Singapore. Contributing to this increase were insurance sales of US$551 million and other wealth APE sales of US$135 million, up 11% and 19%, respectively, from 2Q16. Year-to-date APE sales of $1.5 billion were 21% higher than the same period in 2016.
•
Japan APE sales in 2Q17 were US$293 million, a 24% increase reflecting the continued execution of our product and distribution strategies in our agency and independent broker channels. Our bank channel APE growth was modest at 3%.

•	Hong Kong APE sales in 2Q17 were US$125 million, a 2% increase, with higher sales from new product launches and enhancements, partially offset by a reduction in sales to mainland Chinese visitors.
•
Asia Other (excludes Japan and Hong Kong) APE sales in 2Q17 were US$268 million, an increase of 7% from 2Q16. We experienced significant double-digit growth in both Vietnam and Cambodia, and continued growth in Singapore, as our exclusive bancassurance partnership with DBS continued to perform strongly.

Wealth and Asset Management gross flows of US$5.0 billion in 2Q17 were US$0.6 billion or 17% higher than 2Q16, mainly driven by higher retail flows in Asia Other and an increase in retirement flows in Hong Kong partially offset by lower institutional asset management flows compared with a strong prior year quarter. We reported positive net flows of US$1.1 billion in 2Q17, a reduction of US$0.9 billion from 2Q16. The 2Q17 net flows were driven by the strong gross flows noted above partially offset by higher redemptions of money market funds in mainland China. Year-to-date gross flows of US$9.1 billion were 28% higher than 2016 and year-to-date net flows of US$1.8 billion were in line with the same period in 2016.
•	Japan WAM gross flows of US$0.1 billion in 2Q17 decreased 18% compared with 2Q16 as the prior year flows included the impact of a successful fund launch.
•	Hong Kong WAM gross flows in 2Q17 of US$0.9 billion increased 57%, reflecting a combination of continued robust organic growth in the agency and bank channels.
•
Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$3.1 billion increased 58% compared with 2Q16, reflecting an increase in money market flows in mainland China, strong retail flows driven by distribution channel expansion in Indonesia and Malaysia and a new product launch in Singapore.

•
Institutional asset management gross flows in 2Q17 of US$0.8 billion decreased 47% as 2Q16 flows included the US$0.5 billion impact of the US Real Estate Investment Trust (REIT) initial public offering in Singapore.

New Business Value
New business value in 2Q17 was US$200 million, a 16% increase compared with 2Q16 reflecting APE growth and management actions to improve margins, partially offset by a change in business mix in Hong Kong. This translated into a 0.8 percentage point improvement in NBV margin to 30.6%.
•	Japan NBV in 2Q17 of US$71 million increased 45% as a result of higher sales and management actions to improve margins.
•	Hong Kong NBV in 2Q17 of US$64 million decreased 7% as a result of a shift in business mix towards investment-linked products.
•	Asia Other NBV of US$65 million increased 17% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in mainland China, the Philippines, and Vietnam.
Canadian Division
Business highlights
In 2Q17, Canadian Division delivered solid wealth and asset management gross flows and positive net flows, fueled by the funding of a large institutional asset management mandate and the continued success of our mutual fund lineup. We delivered higher overall insurance sales driven by a large-case group benefits sale. During the quarter, we launched 4 exchange traded funds ("ETFs") focused on multi-factor investment strategies in Canadian, U.S. and international equities. We introduced customer-facing digital solutions including a combined group benefits and retirement mobile application and fingerprint identification technology for Manulife Bank customers.
Earnings
In 2Q17, net income attributed to shareholders was $84 million compared with $359 million in 2Q16, core earnings were $345 million in 2Q17 compared with $333 million in 2Q16 and items excluded from core earnings amounted to a net charge of $261 million in 2Q17 compared with a net gain of $26 million in 2Q16.

Manulife Financial Corporation – Second Quarter 2017

Core earnings increased $12 million or 4% compared with 2Q16, reflecting higher fee income in our wealth and asset management businesses from higher average asset levels and increased earnings in the bank, partially offset by a number of smaller items. The $287 million unfavourable change in items excluded from core earnings was primarily related to the direct impact of markets.
Year-to-date net income attributed to shareholders in 2017 was $272 million compared with $959 million in 2016 and core earnings were $664 million compared with $671 million for the same period in 2016. The $7 million decrease in core earnings was due to unfavourable claims experience in our group benefits long-term disability business, partially offset by higher earnings in our wealth and asset management and bank businesses.
Sales
Insurance sales were $458 million in 2Q17, an increase of $338 million compared with 2Q16, driven by a large-case sale in our group benefits business. Year-to-date sales were $757 million, $482 million higher than the prior year period.
•	Retail insurance sales in 2Q17 of $37 million decreased 21% compared with 2Q16, reflecting lower permanent life sales due to tax-exempt changes that took effect January 1, 2017.
•	Institutional Markets sales in 2Q17 of $421 million increased $348 million compared with 2Q16, reflecting a large-case group benefits sale in 2Q17.
Wealth and asset management gross flows in 2Q17 were $5.5 billion, an increase of $0.7 billion or 16%, compared with 2Q16, driven by the funding of a large institutional asset management mandate and continued growth in the retail business. We reported net flows in 2Q17 of $0.5 billion, down from $1.5 billion in 2Q16 due to lower retirement gross flows and increased redemptions in the retail and institutional asset management businesses. Year-to-date gross flows of $12.0 billion were $2.2 billion or 23% higher than 2016 and year-to-date net flows of $1.5 billion were $0.8 billion lower than the same period in 2016.
•	Retail gross flows of $2.5 billion in 2Q17 increased 8% compared with 2Q16, driven by continued success of our sales campaigns.
•	Retirement gross flows of $1.5 billion in 2Q17 decreased 17% compared with 2Q16, due to a large case sale included in 2016 results.
•	Institutional asset management gross flows were $1.4 billion, an increase of 167% compared with 2Q16, due to the sale of a large fixed income mandate.
Other Wealth sales were $730 million in 2Q17, a decrease of 11% compared with 2Q16, driven by actions to de-emphasize fixed product sales. Year-to-date Other Wealth sales were $1.6 billion, a 9% decrease compared with the same period in 2016.
•	Segregated fund product[1] sales in 2Q17 were $596 million, in line with 2Q16.
•	Fixed product sales in 2Q17 were $134 million, a decrease of 37% compared with 2Q16, for the reason noted above.

Manulife Bank net lending assets were $19.8 billion as at June 30, 2017, up $0.4 billion or 2% from December 31, 2016.
U.S. Division
Business highlights
In 2Q17, the U.S. Division delivered strong net flows with contributions from all 3 wealth and asset management ("WAM") business lines, leading to record WAM AUMA of US$278 billion. Life insurance sales increased from the prior year period, driven by continued momentum in term sales from an expanded distribution reach, the growing popularity of the Vitality feature and higher international sales in advance of pricing changes. During the quarter, we launched a Direct-to-Consumer level term product and introduced ExpressTrack, a new underwriting approach which leverages medical expertise along with data analytics to provide eligible clients with a decision in as few as 3 days.

Earnings
Expressed in U.S. dollars, the functional currency of the division, 2Q17 net income attributed to shareholders was US$575 million compared with US$316 million in 2Q16, core earnings were US$336 million in 2Q17 compared with US$280 million in 2Q16, and items excluded from core earnings were a net gain of US$239 million in 2Q17 compared with a net gain of US$36 million in 2Q16.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – Second Quarter 2017

The US$56 million increase in core earnings was primarily driven by improved long-term care policyholder experience, higher fee income from higher average assets and a favourable adjustment related to the timing of compensation expenses in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. The improvement in policyholder experience was due to changes to long-term care claim assumptions made as part of the 2016 annual review of actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,155 million compared with US$492 million for the same period in 2016 and included core earnings of US$725 million, a US$162 million increase from the same period in 2016. The drivers of the core earnings increase included improved long-term care and annuity policyholder experience, higher fee income from asset growth in the WAM businesses and lower amortization of deferred acquisition costs on in-force variable annuity business.
Sales
Wealth and asset management gross flows in 2Q17 were US$14.0 billion, an increase of US$1.3 billion or 10% compared with 2Q16, driven by higher retail flows from strong fund performance, solid new plan flows and consistent ongoing contributions in the small- and mid-case retirement market, and higher flows in institutional asset management of Liability-Driven Investment products and U.S. Core Value Equity mandates. Net flows were US$2.7 billion for the quarter, compared with net flows of US$0.6 billion in 2Q16. The increase was driven by the items listed in gross flows above partially offset by higher redemptions in the retirement business. Year-to-date gross flows of US$29.7 billion were US$3.2 billion or 12% higher than 2016 and year-to-date net flows of US$4.4 billion were US$3.1 billion higher than the same period in 2016.
•
Retail 2Q17 gross flows of US$7.1 billion increased 9% compared with 2Q16. The increase was driven by strong fund performance and higher institutional allocations. Net flows were positive US$1.6 billion compared with negative net flows of US$0.3 billion in 2Q16, reflecting positive momentum in gross flows and lower redemption rates.

•
Retirement 2Q17 gross flows of US$5.5 billion increased 5% compared with 2Q16. The increase was driven by solid new plan flows coupled with consistent ongoing contributions from both the small- and mid-case retirement markets. Net flows were US$26 million compared with net flows of US$397 million in 2Q16. The decrease was driven by higher group plan departures in the small-case market.

•
Institutional asset management 2Q17 gross flows of US$1.4 billion increased 45% compared with 2Q16, driven by an increase in sales of both public and private asset classes. Net flows were US$1.1 billion in 2Q17 compared with net flows of $0.6 billion in 2Q16. The increase was driven by a combination of higher sales and lower redemptions.

JH Life insurance sales in 2Q17 of US$123 million represented an increase of 26% compared with 2Q16, reflecting strong growth in international and term sales. International sales exceeded the prior year by 87% with continued success in the high net worth market and higher sales in advance of price increases. Term sales were more than double 2Q16 driven by competitive repricing, broadened distribution reach and the growing popularity of the Vitality feature. Year-to-date sales of US$236 million were US$33 million or 16% higher than the same period in 2016.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $158 million in 2Q17 compared with a net loss attributed to shareholders of $90 million in 2Q16. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss of $28 million in 2Q17 compared with a core loss of $203 million in 2Q16 and the items excluded from core loss amounted to a net charge of $130 million in 2Q17 compared with a net gain of $113 million in 2Q16.
The $175 million improvement in core loss was largely due to $154 million of core investment gains compared to nil in 2Q16, lower expected macro hedging costs and higher realized gains on available-for-sale ("AFS") equities partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.
On a year-to-date basis, the net loss attributed to shareholders was $351 million in 2017 compared with a net loss of $7 million for the same period of 2016. The year-to-date core loss was $169 million compared with $396 million in 2016. The favourable variance in core loss was attributable to the $200 million year-to-date reclassification of favourable investment-related experience to core earnings (2Q16 year-to-date was nil) and $129 million of lower expected macro hedging costs, partially offset by higher interest related costs.

Manulife Financial Corporation – Second Quarter 2017

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is current as of August 9, 2017, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2017 and the MD&A and audited Consolidated Financial Statements contained in our 2016 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2016 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.
Contents

A.	OVERVIEW	E.	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Variable annuity and segregated fund guarantees
2.	Sales	2.	Caution related to sensitivities
3.	Capital related items	3.	Publicly traded equity performance risk
4.	Other notable items	4.	Interest rate and spread risk
		5.	Alternative long-duration asset ("ALDA") performance risk
B.	FINANCIAL HIGHLIGHTS
1.	Second quarter earnings analysis	F.	ACCOUNTING MATTERS AND CONTROLS
2.	Revenue	1.	Critical accounting and actuarial policies
3.	Premiums and deposits	2.	Sensitivity of policy liabilities to asset related assumptions
4.	Assets under management and administration	3.	Accounting and reporting changes
5.	Capital	4.	Quarterly financial information
6.	Impact of fair value accounting	5.	Other
7.	Impact of foreign currency exchange rates
		G.	OTHER
C.	PERFORMANCE BY DIVISION	1.	Quarterly dividend
1.	Asia	2.	Outstanding shares - selected information
2.	Canadian	3.	Performance and Non-GAAP Measures
3.	U.S.	4.	Caution regarding forward-looking statements
4.	Corporate and Other

D.	PERFORMANCE BY BUSINESS LINE
1.	Additional information for Wealth and Asset Management
2.	Additional information by business line

Manulife Financial Corporation – Second Quarter 2017

A	OVERVIEW
A1	Earnings
In the second quarter of 2017 ("2Q17"), Manulife's net income attributed to shareholders was $1,255 million, fully diluted earnings per common share was $0.61 and return on common shareholders' equity ("ROE") was 12.4%, compared with $704 million, $0.34, and 7.1%, respectively, for the second quarter of 2016 ("2Q16").
Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,174 million in 2Q17 compared with $833 million in 2Q16, and items excluded from core earnings, which netted to a gain of $81 million in 2Q17 compared with a charge of $129 million in 2Q16. Favourable investment-related experience in 2Q17 contributed $232 million to the increase in net income attributed to shareholders, of which $154 million also contributed to the $341 million increase in core earnings.
The $341 million increase in core earnings compared with 2Q16 was driven by $154 million of core investment gains in 2Q17 (compared with nil in 2Q16), strong new business and in-force growth in Asia, higher fee income in our wealth and asset management businesses and a reduction in equity hedging costs. Core earnings in 2Q17 included net policyholder experience charges of $57 million post-tax ($85 million pre-tax) compared with charges of $63 million post-tax ($106 million pre-tax) in 2Q16.
Total investment-related experience gains were $292 million in 2Q17, compared with $60 million in 2Q16, reflecting the favourable impact of fixed-income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In 2Q16, the net investment-related experience gains of $60 million primarily related to strong credit experience and higher than expected returns on our alternative long-duration assets, partially offset by a number of smaller items. In accordance with our definition of core earnings, we included $154 million of investment-related experience gains in core earnings in 2Q17 and nil in 2Q16.
The $210 million improvement in items excluded from core earnings included $78 million from investment-related experience and $133 million from the direct impact of markets. The direct impact of interest rates and equity markets was a charge of $37 million in 2Q17 and was primarily due to narrowing corporate spreads and widening swap spreads, partially offset by gains due to a flattening yield curve and favourable equity markets. The 2Q16 charge of $170 million was primarily driven by falling interest rates and volatile equity markets.
Net income attributed to shareholders for the 6 months ended June 30, 2017 ("1H17") was $2,605 million compared with $1,749 million for the 6 months ended June 30, 2016 ("1H16"). Core earnings amounted to $2,275 million in 1H17 compared with $1,738 million in 1H16, and items excluded from core earnings netted to a gain of $330 million in 1H17 compared with a gain of $11 million in 1H16. The return to positive investment-related experience contributed $618 million of the $856 million increase in net income attributed to shareholders and also contributed $200 million of the $537 million increase in core earnings. The remaining increase in core earnings reflects similar factors as described above for 2Q17.
A2	Sales
Insurance sales1,2 were $1,364 million in 2Q17, an increase of 46% compared with 2Q16. In Asia, insurance sales increased 11% from 2Q16, driven by growth in Japan, Vietnam and mainland China, partially offset by lower sales in Hong Kong as sales to mainland Chinese visitors declined. In Canada, insurance sales were up considerably from 2Q16 due to a large-case group benefits sale. In the U.S., life insurance sales increased 26% from 2Q16, reflecting strong growth of international and term sales.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows and net flows are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2017

Wealth and Asset Management ("WAM") net flows1,2 were $5.6 billion in 2Q173 compared with $4.8 billion in 2Q16. 2Q17 marked the 30th consecutive quarter of positive net flows in our WAM businesses. Net flows were generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 2Q16 was primarily driven by continued sales momentum and lower redemption rates in U.S. retail and strong gross flows in Asia retirement, partially offset by lower net flows in the other business units.

Wealth and Asset Management ("WAM") gross flows1,2 were $30.9 billion in 2Q173 compared with $26.6 billion in 2Q16. In Asia, gross flows increased 17% from 2Q16, driven by strong retail sales in mainland China and Singapore, as well as continued momentum in the Hong Kong retirement market, partially offset by lower institutional flows compared with a strong prior year quarter. In Canada, gross flows increased 16% from 2Q16, driven by the funding of a large institutional asset management mandate, as well as the continued success of our retail investment business. In the U.S., gross flows increased 10%, driven by solid growth across all three business lines.

Other Wealth sales1,2 were $2.0 billion in 2Q17, a decrease of 3% compared with 2Q16. In 2Q17, Other Wealth sales in Asia were in line with 2Q16, with strong sales in Hong Kong, driven by a shift in business mix towards investment-linked products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 11% from 2Q16 due to actions to de-emphasize fixed product sales.
A3	Capital related items
The Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio for The Manufacturers Life Insurance Company ("MLI") was 230% as at June 30, 2017 compared with 233% as at March 31, 2017 and 230% as at December 31, 2016. The decrease from March 31, 2017 was primarily due to the redemption of $500 million of subordinated debt and an increase in required capital from movements in interest rates.
MFC's MCCSR ratio was 201% as at June 30, 2017 compared with 203% as at March 31, 2017. The difference between the MLI and MFC ratios as at June 30, 2017 was largely due to the $5.5 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC's financial leverage ratio as at June 30, 2017 was 29.2%, a decrease of 0.9 percentage points from March 31, 2017, primarily due to the redemption of $500 million of subordinated debt and higher retained earnings. Our financial leverage ratio was in line with the December 31, 2016 ratio of 29.5% reflecting the factors noted above, partially offset by the issuance of US$750 million of subordinated debt in 1Q17.
A4	Other Notable items
In the third quarter of 2017, we will complete our annual review of actuarial methods and assumptions. While the review is not complete, preliminary indications suggest that the impact will not be substantial in either direction to post-tax earnings in the third quarter.4 Assumptions being reviewed this year include U.S. and Canadian Life mortality assumptions, lapse assumptions for Canadian retail insurance, policyholder behaviour assumptions for Canadian segregated fund guarantees and investment return assumptions used in the valuation of policy liabilities.
The Life Insurance Capital Adequacy Test ("LICAT") guideline, issued by The Office of the Superintendent of Financial Institutions ("OSFI"), will replace the MCCSR framework in 2018. Based on the impact assessment that OSFI completed earlier this year, OSFI has released a revised version of the guideline for public consultation and plans to publish a final version of the LICAT 2018 guideline in the fall.
IFRS 17 "Insurance Contracts" was issued in May 2017 and is effective for years beginning on or after January 1, 2021, to be applied retrospectively. It will replace IFRS 4 "Insurance Contracts" and will change the fundamental principle underlying measurement and recognition of insurance contract liabilities. It will also change the presentation and disclosure of the Company's Financial Statements. The Company is assessing the impact of this standard and expects that it will have a significant impact on the Company's Consolidated Financial Statements.4

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth (declines) in sales, gross flows and net flows are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[3]	Commencing in 1Q17, Manulife Asset Management's Institutional asset management net flows and gross flows are reported by the division corresponding to their geographic source.
[4]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Second Quarter 2017

B	FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	2Q17	1Q17	2Q16	2017	2016
Net income attributed to shareholders	$1,255	$1,350	$704	$2,605	$1,749
Preferred share dividends	(39)	(41)	(37)	(80)	(66)
Common shareholders' net income	$1,216	$1,309	$667	$2,525	$1,683
Core earnings(1)	$1,174	$1,101	$833	$2,275	$1,738
Basic earnings per common share ($)	$0.62	$0.66	$0.34	$1.28	$0.85
Diluted earnings per common share ($)	$0.61	$0.66	$0.34	$1.27	$0.85
Diluted core earnings per common share ($)(1)	$0.57	$0.53	$0.40	$1.11	$0.84
Return on common shareholders' equity ("ROE")	12.4%	13.7%	7.1%	13.0%	8.9%
Core ROE(1)	11.5%	11.1%	8.4%	11.3%	8.9%
Sales(1) Insurance products	$1,364	$1,285	$914	$2,649	$1,868
Wealth and Asset Management gross flows(1)	$30,939	$32,954	$26,644	$63,893	$54,872
Wealth and Asset Management net flows(1)	$5,588	$4,290	$4,822	$9,878	$6,498
Other Wealth products	$1,956	$2,081	$2,000	$4,037	$4,384
Premiums and deposits(1) Insurance products	$8,595	$8,471	$8,422	$17,066	$16,608
Wealth and Asset Management products	$30,939	$32,954	$26,644	$63,893	$54,872
Other Wealth products	$1,605	$1,673	$1,712	$3,278	$3,153
Corporate and Other	$22	$21	$21	$43	$43
Assets under management and administration ($ billions)(1)	$1,012	$1,005	$934	$1,012	$934
Capital ($ billions)(1)	$52.0	$52.3	$50.9	$52.0	$50.9
MLI's MCCSR ratio	230%	233%	236%	230%	236%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

B1	Second quarter earnings analysis
The table below reconciles core earnings to net income attributed to shareholders.
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q17	1Q17	2Q16	2017	2016
Core earnings(1)
Asia Division	$405	$408	$342	$813	$713
Canadian Division	345	319	333	664	671
U.S. Division	452	515	361	967	750
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(168)	(166)	(125)	(334)	(232)
Expected cost of macro hedges(2)	(14)	(21)	(78)	(35)	(164)
Core investment gains(3)	154	46	-	200	-
Core earnings	1,174	1,101	833	2,275	1,738
Investment-related experience outside of core earnings(3)	138	-	60	138	(280)
Core earnings and investment-related experience outside of core earnings	1,312	1,101	893	2,413	1,458
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(2),(3),(4)	(37)	267	(170)	230	304
Changes in actuarial methods and assumptions	-	-	-	-	12
Integration and acquisition costs	(20)	(18)	(19)	(38)	(33)
Tax and other items	-	-	-	-	8
Net income attributed to shareholders	$1,255	$1,350	$704	$2,605	$1,749

Manulife Financial Corporation – Second Quarter 2017

(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(2)
Actual market performance differed from our valuation assumptions in 2Q17, which resulted in a macro hedge experience loss of $11 million. This loss is included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below.

(3)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures") includes up to $400 million of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q17	1Q17	2Q16	2017	2016
Direct impact of equity markets and variable annuity guarantee liabilities	$55	$222	$(97)	$277	$(247)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(73)	50	(113)	(23)	294
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(19)	(5)	40	(24)	257
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(37)	$267	$(170)	$230	$304

B2	Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q17	1Q17	2Q16	2017	2016
Net premium income	$6,974	$7,050	$6,706	$14,024	$13,434
Investment income	3,444	3,317	3,213	6,761	6,513
Other revenue	2,872	2,593	2,794	5,465	5,623
Revenue before items noted below	13,290	12,960	12,713	26,250	25,570
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program	3,303	590	7,922	3,893	16,784
Total revenue	$16,593	$13,550	$20,635	$30,143	$42,354
Total revenue in 2Q17 was $16.6 billion compared with $20.6 billion in 2Q16. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedging program, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific divisional drivers of revenue before realized and unrealized gains (losses) in section C "Performance by Division". 2Q17 revenue before realized and unrealized gains (losses) on assets increased $0.6 billion compared with 2Q16, primarily due to business growth and the impact of changes in foreign currency exchange rates.
Net realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program declined $4.6 billion to a gain of $3.3 billion in 2Q17 compared with a gain of $7.9 billion in 2Q16. While interest rates declined in both 2Q17 and 2Q16, rates declined more in 2Q16, and hence the impact on the increase in the fair value of fixed income investments was larger in 2Q16.
On a year-to-date basis, revenue before net realized and unrealized gains (losses) increased $0.7 billion for the same reasons noted above. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were a gain of $3.9 billion for 1H17 compared with a gain of $16.8 billion in 1H16. The impact of lower North American risk free interest rates partially offset by higher North American swap rates primarily accounted for the gain in 1H17, whereas the gain in 1H16 resulted from the impact of lower U.S. risk free interest rates and lower North American swap rates.

Manulife Financial Corporation – Second Quarter 2017

B3	Premiums and deposits[1]
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.
Premiums and deposits for insurance products were $8.6 billion in 2Q17, in line with 2Q16.2 Asia reported a 12% increase driven by strong growth in insurance sales and higher recurring premiums from a growing in-force business. In the U.S., insurance premiums and deposits increased 6% primarily driven by higher excess premiums on international universal life products. Canada reported a decline in premiums and deposits of 13% compared with 2Q16 as the prior year period included a large one-time group benefits' client deposit. Year-to-date premiums and deposits were $17.1 billion in 2017, an increase compared with $16.6 billion in the same period of 2016.
Deposits for WAM products were $30.9 billion in 2Q17, an increase of $4.3 billion, or 13%, compared with 2Q16. Please refer to WAM gross flows in section A2 above. Year-to-date premiums and deposits were $63.9 billion in 2017, an increase compared with $54.9 billion in the same period of 2016.
Premiums and deposits for Other Wealth products were $1.6 billion in 2Q17, a decrease of $0.1 billion, or 9%, compared with 2Q16. The decrease was primarily driven by lower fixed product premiums in Canada due to actions to de-emphasize those products. Year-to-date premiums and deposits were $3.3 billion in 2017, an increase compared with $3.2 billion in the same period of 2016.
B4	Assets under management and administration[1,2]
Assets under management and administration ("AUMA") as at June 30, 2017 were $1,012 billion, an increase of $35 billion, or 6% on a constant currency basis, compared with December 31, 2016. The primary driver of the increase was favourable investment returns and continued positive net flows.
B5	Capital[1]
MFC's total capital as at June 30, 2017 was $52.0 billion, an increase of $1.1 billion from June 30, 2016 and an increase of $1.8 billion from December 31, 2016. The increase from December 31, 2016 was primarily driven by net income attributed to shareholders over the last 6 months, net capital issuances and an increase in the value of available-for-sale securities partially offset by dividend payments and a strengthening of the Canadian dollar. As noted in section A3 above, MLI's MCCSR ratio was 230% as at June 30, 2017.
B6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 2Q17 experience).
Net realized and unrealized gains reported in investment income were $3.3 billion for 2Q17 (2Q16 – $7.9 billion) and $3.9 billion for 1H17 (1H16 – $16.8 billion) as noted in section B2 "Revenue".
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2016 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]
Percentage growth (declines) in sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2017

B7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $32 million in 2Q17 compared with 2Q16 primarily due to a weaker Canadian dollar compared to the U.S. dollar. The impact on core earnings was nil for year-to-date 2017 compared with year-to-date 2016. The impact on items excluded from core earnings does not provide relevant information given the nature of these items.
C PERFORMANCE BY DIVISION
C1	Asia Division
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	2Q17	1Q17	2Q16	2017	2016
Net income attributed to shareholders	$555	$587	$28	$1,142	$149
Core earnings(1)	405	408	342	813	713
Sales
Annual premium equivalent ("APE") sales	923	1,020	808	1,943	1,618
Wealth and asset management gross flows	6,671	5,514	5,606	12,185	9,681
Revenue	5,645	5,334	5,485	10,979	11,851
Revenue before realized and unrealized investment income gains and losses(2)	4,875	4,853	4,557	9,728	9,359
Premiums and deposits(3)	11,380	10,191	9,815	21,571	18,515
Assets under management ($ billions)(3)	152.9	149.4	132.0	152.9	132.0
U.S. dollars
Net income attributed to shareholders	US$ 413	US$ 443	US$ 22	US$ 856	US$ 110
Core earnings(1)	301	308	266	609	536
Sales
Annual premium equivalent ("APE") sales	686	771	627	1,457	1,217
Wealth and asset management gross flows	4,959	4,167	4,349	9,126	7,318
Revenue	4,200	4,029	4,255	8,229	8,893
Revenue before realized and unrealized investment income gains and losses(2)	3,627	3,666	3,533	7,293	7,032
Premiums and deposits(3)	8,461	7,700	7,615	16,161	13,954
Assets under management ($ billions)(3)	117.9	112.1	101.4	117.9	101.4
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section B6 "Impact of fair value accounting".
(3)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) are being reflected in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Asia Division's net income attributed to shareholders was $555 million in 2Q17 compared with $28 million in 2Q16. Net income attributed to shareholders is comprised of core earnings, which was $405 million in 2Q17 compared with $342 million in 2Q16, and items excluded from core earnings, which amounted to a net gain of $150 million in 2Q17 compared with a net charge of $314 million in 2Q16. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $13 million favourable impact due to changes in foreign currency rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$413 million in 2Q17 compared with US$22 million for 2Q16 and core earnings were US$301 million in 2Q17 compared with US$266 million in 2Q16. Items excluded from core earnings were a net gain of US$112 million in 2Q17 compared with a net charge of US$244 million in 2Q16.
Core earnings in 2Q17 increased 18% compared with 2Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by growth in new business volumes, continued growth of in-force business and more favourable product mix, partially offset by a small charge related to policyholder experience in 2Q17 compared with a small gain in the prior year period.

Manulife Financial Corporation – Second Quarter 2017

The US$356 million favourable change in items excluded from core earnings primarily related to gains from the direct impact of markets and investment-related experience compared with a net charge in 2Q16.
Year-to-date net income attributed to shareholders was US$856 million in 2017 compared with US$110 million in the same period of 2016. Year-to-date core earnings increased by 18% compared with the same period in 2016 after adjusting for the increased dynamic hedging costs and the impact of changes in foreign currency rates. The increase reflects similar factors as described above for 2Q17, partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.
Annual premium equivalent ("APE") sales1 in 2Q17 were US$686 million, 12%2 higher than 2Q16, driven by strong insurance sales in Japan, Vietnam and mainland China, and continued growth in Singapore. Contributing to this increase were insurance sales of US$551 million and other wealth APE sales of US$135 million, up 11% and 19%, respectively, from 2Q16. Year-to-date APE sales of $1.5 billion were 21% higher than the same period in 2016. Wealth and asset management gross flows of US$5.0 billion in 2Q17 were US$0.6 billion or 17% higher than 2Q16, mainly driven by higher retail flows in Asia Other and an increase in retirement flows in Hong Kong partially offset by lower institutional asset management flows compared with a strong prior year quarter. Year-to-date gross flows of US$9.1 billion were 28% higher than the same period of 2016.
Revenue of US$4.2 billion in 2Q17 decreased 1% compared with 2Q16. Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$3.6 billion, an increase of 3% compared with 2Q16 driven by stable recurring premium growth from in-force business and strong growth in new recurring premiums over the past twelve months, partially offset by a decline in single premium sales in Japan. Year-to-date revenue was US$8.2 billion in 2017 compared with US$8.9 billion in the same period of 2016.
Premiums and deposits of US$8.5 billion in 2Q17 increased 14% compared with 2Q16. Premiums and deposits for insurance products were US$2.6 billion, an increase of 12%, driven by strong growth in insurance sales and higher recurring premiums from the in-force business. WAM deposits of US$5.0 billion in 2Q17 increased 17% compared with 2Q16 for the reasons noted above in WAM gross flows. Other Wealth premiums and deposits of US$0.9 billion in 2Q17 increased 5% compared with 2Q16, as higher sales from new product launches and enhancements were partially offset by the non-recurrence of strong sales in 2Q16 arising from product launches in Japan. Year-to-date premiums and deposits were US$16.2 billion in 2017, an increase of 18% compared with the same period of 2016.
Assets under management were US$117.9 billion as at June 30, 2017, an increase of 10% from December 31, 2016, driven by positive customer net flows of US$5.8 billion and investment income in the past six months.
C2	Canadian Division
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q17	1Q17	2Q16	2017	2016
Net income (loss) attributed to shareholders	$84	$188	$359	$272	$959
Core earnings(1)	345	319	333	664	671
Sales: Insurance sales	458	299	120	757	275
Wealth and asset management gross flows	5,473	6,558	4,731	12,031	9,803
Other wealth sales	730	864	816	1,594	1,760
Revenue	3,619	3,346	5,354	6,965	10,140
Revenue before realized and unrealized investment income gains and losses(2)	3,138	3,012	3,146	6,150	6,136
Premiums and deposits(3)	8,581	9,732	8,507	18,313	16,838
Assets under management ($ billions)(3)	271.7	269.9	255.7	271.7	255.7
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	See section B6 "Impact of fair value accounting".
(3)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) are being reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]
Percentage growth (declines) in Annual premium equivalent ("APE") sales, gross flows, premiums and deposits and assets under management and administration are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2017

Canadian Division's 2Q17 net income attributed to shareholders was $84 million compared with $359 million in 2Q16. Net income attributed to shareholders is comprised of core earnings, which was $345 million in 2Q17 compared with $333 million in 2Q16, and items excluded from core earnings, which were a net charge of $261 million in 2Q17 compared with a net gain of $26 million in 2Q16.
Core earnings increased $12 million or 4% compared with 2Q16, reflecting higher fee income in our wealth and asset management businesses from higher average asset levels and increased earnings in the bank, partially offset by a number of smaller items.
The $287 million unfavourable change in items excluded from core earnings was primarily due to a net charge from the direct impact of markets in 2Q17 of $238 million compared with a net gain in 2Q16 of $130 million, partially offset by a lower net charge from investment-related experience in 2Q17 compared with 2Q16.
Year-to-date net income attributed to shareholders was $272 million in 2017 compared with $959 million in the same period of 2016. Year-to-date core earnings of $664 million in 2017 were $7 million lower than the first half of 2016, primarily due to unfavourable claims experience in our group benefits long-term disability business, partially offset by higher earnings in our wealth and asset management and bank businesses.
Insurance sales were $458 million in 2Q17, an increase of $338 million compared with 2Q16, driven by a large-case sale in our group benefits business. Year-to-date insurance sales were $757 million, $482 million higher than the prior year period. Wealth and asset management gross flows in 2Q17 were $5.5 billion, an increase of $0.7 billion or 16%, compared with 2Q16, driven by the funding of a large institutional asset management mandate and continued growth in the retail business. Year-to-date gross flows of $12.0 billion were $2.2 billion or 23% higher than the same period in 2016. Other Wealth sales were $730 million in 2Q17, a decrease of 11% compared with 2Q16, driven by actions to de-emphasize fixed product sales. Year-to-date Other Wealth sales were $1.6 billion, a 9% decrease compared with the same period of 2016.
Revenue in 2Q17 was $3.6 billion compared with $5.4 billion in 2Q16 driven by the impact of fair value accounting. Total revenue before realized and unrealized gains on assets supporting insurance and investment contract liabilities was $3.1 billion in 2Q17, in line with 2Q16. Year-to-date revenue was $7.0 billion in 2017, a decrease compared with $10.1 billion in the same period of 2016.
Premiums and deposits in 2Q17 were $8.6 billion, in line with 2Q16 levels, primarily due to growth in our WAM businesses offset by lower insurance premiums and deposits. WAM premiums and deposits were $5.5 billion, an increase of $0.7 billion, or 16%, compared with 2Q16 for the reasons noted above in WAM gross flows. Insurance premiums and deposits were $3.0 billion, a reduction of $0.4 billion or 13% compared with 2Q16 as the prior year period included a large one-time group benefits client deposit. Year-to-date premiums and deposits were $18.3 billion in 2017, an increase compared with $16.8 billion in the same period of 2016.
Assets under management were $271.7 billion as at June 30, 2017, an increase of $8.4 billion from December 31, 2016, primarily driven by growth in our WAM businesses.

Manulife Financial Corporation – Second Quarter 2017

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q17		1Q17		2Q16		2017		2016
Net income attributed to shareholders		$774		$768		$407		$1,542		$648
Core earnings(1)		452		515		361		967		750
Sales (2):
JH Life Insurance sales		165		150		126		315		271
Wealth and asset management gross flows		18,795		20,882		16,307		39,677		35,388
Revenue		7,466		5,023		9,589		12,489		19,579
Revenue before realized and unrealized investment income gains and losses(3)		5,332		5,202		4,785		10,534		9,184
Premiums and deposits(4)		21,177		23,176		18,457		44,353		39,280
Assets under management and administration ($ billions)(4)		591.4		589.6		553.6		591.4		553.6
U.S. dollars
Net income attributed to shareholders	US$	575	US$	580	US$	316	US$	1,155	US$	492
Core earnings(1)		336		389		280		725		563
Sales(2):
JH Life Insurance sales		123		113		98		236		203
Wealth and asset management gross flows		13,974		15,774		12,652		29,748		26,555
Revenue		5,550		3,794		7,440		9,344		14,719
Revenue before realized and unrealized investment income gains and losses(3)		3,963		3,929		3,714		7,892		6,919
Premiums and deposits(4)		15,746		17,507		14,316		33,253		29,491
Assets under management and administration ($ billions)(4)		455.7		442.5		425.5		455.7		425.5
(1)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)	Does not include sales of stand-alone retail individual long-term care products of US$9 million in 2Q16 and US$26 million in 1H16. Sales of this product were discontinued in 4Q16.
(3)	See section B6 "Impact of fair value accounting".
(4)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) are being reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

U.S. Division's 2Q17 net income attributed to shareholders was $774 million compared with $407 million in 2Q16. Net income attributed to shareholders is comprised of core earnings, which amounted to $452 million in 2Q17 compared with $361 million in 2Q16, and items excluded from core earnings, which amounted to a net gain of $322 million in 2Q17 compared with a net gain of $46 million in 2Q16. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $19 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the division, 2Q17 net income attributed to shareholders was US$575 million compared with US$316 million in 2Q16, core earnings were US$336 million in 2Q17 compared with US$280 million in 2Q16, and items excluded from core earnings were a net gain of US$239 million in 2Q17 compared with a net gain of US$36 million in 2Q16.
The US$56 million increase in core earnings was primarily driven by improved long-term care policyholder experience, higher fee income from higher average assets and a favourable adjustment related to the timing of compensation expenses in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. The improvement in policyholder experience was due to changes to long-term care claim assumptions made as part of the 2016 annual review of actuarial methods and assumptions.
The US$203 million favourable change in items excluded from core earnings primarily related to gains from the direct impact of markets in 2Q17 compared with losses in 2Q16 as well as more favourable investment-related experience.
Year-to-date net income attributed to shareholders was US$1,155 million in 2017 compared with US$492 million in the same period of 2016 and included core earnings of US$725 million in 2017, a US$162 million increase from the same period in

Manulife Financial Corporation – Second Quarter 2017

2016. The drivers of the core earnings increase included improved long-term care and annuity policyholder experience, higher fee income from asset growth in the WAM businesses and lower amortization of deferred acquisition costs on in-force variable annuity business. On a Canadian dollar basis, year-to-date core earnings increased by $217 million to $967 million due to the factors noted above.
JH Life insurance sales in 2Q17 of US$123 million represented an increase of 26% compared with 2Q16, reflecting strong growth in international and term sales. International sales exceeded the prior year by 87% with continued success in the high net worth market and higher sales in advance of price increases. Term sales were more than double 2Q16 driven by competitive repricing, broadened distribution reach and the growing popularity of the Vitality feature. Year-to-date sales of US$236 million were US$33 million or 16% higher than the same period in 2016. Wealth and asset management gross flows in 2Q17 were US$14.0 billion, an increase of US$1.3 billion or 10% compared with 2Q16, driven by higher retail flows from strong fund performance, solid new plan flows and consistent ongoing contributions in the small- and mid-case retirement market, and higher flows in institutional asset management of Liability-Driven Investment products and US Core Value Equity mandates. Year-to-date gross flows of US$29.7 billion were US$3.2 billion or 12% higher than in the same period of 2016.
Revenue in 2Q17 was US$5.6 billion, a decrease compared with US$7.4 billion in 2Q16. Revenue before net realized and unrealized gains on assets supporting insurance and investment contract liabilities was US$4.0 billion, an increase of 7% over 2Q16. This increase was driven by higher insurance sales and wealth and asset management fee income. Year-to-date revenue was US$9.3 billion in 2017, a decrease compared with US$14.7 billion in the same period of 2016.
Premiums and deposits for 2Q17 were US$15.7 billion, an increase of 10% compared with 2Q16. Premiums and deposits for insurance products were US$1.6 billion, an increase of 6% compared with 2Q16 driven by higher excess premiums on international universal life products and increased long-term care premiums due to the impact of premium rate increases. WAM deposits of US$14.0 billion increased by 10% from 2Q16 for the reasons noted above in WAM gross flows. Year-to-date premiums and deposits were US$33.3 billion in 2017, an increase compared with US$29.5 billion in the same period of 2016.
Assets under management and administration as at June 30, 2017 were US$455.7 billion, up 6% from December 31, 2016. The increase was primarily related to growth in our wealth and asset management assets, driven by investment income, the impact of favourable equity markets and positive net flows, partially offset by the continued runoff of our Annuities business.
C4	Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q17	1Q17	2Q16	2017	2016
Net income (loss) attributed to shareholders	$(158)	$(193)	$(90)	$(351)	$(7)
Core loss excluding expected cost of macro hedges and core investment gains(1)	$(168)	$(166)	$(125)	$(334)	$(232)
Expected cost of macro hedges	(14)	(21)	(78)	(35)	(164)
Core investment gains	154	46	-	200	-
Total core gain (loss)	$(28)	$(141)	$(203)	$(169)	$(396)
Revenue	$(137)	$(153)	$207	$(290)	$784
Premiums and deposits(2)	22	21	21	43	43
Assets under management ($ billions) (2)	(4.1)	(4.1)	(7.0)	(4.1)	(7.0)
(1)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(2)
Effective January 1, 2017, the operations of Investment Division's external asset management businesses (MAM) are being reported in the respective Divisional results. Previously, they were reported in the Corporate and Other segment. The 2016 premiums and deposits and assets under management have been restated to reflect the inclusion of MAM in the Division's results. As a result of internal transfer pricing in 2016, the 2016 reporting of MAM earnings were not material and remain in Corporate and Other.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favorable

Manulife Financial Corporation – Second Quarter 2017

investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below).
Corporate and Other reported a net loss attributed to shareholders of $158 million in 2Q17 compared with a net loss attributed to shareholders of $90 million in 2Q16. The net loss attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $28 million in 2Q17 compared with a core loss of $203 million in 2Q16 and the items excluded from core loss amounted to a net charge of $130 million in 2Q17 compared with a net gain of $113 million in 2Q16.
The $175 million improvement in core loss was largely due to $154 million of core investment gains compared to nil in 2Q16, lower expected macro hedging costs and higher realized gains on AFS equities partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.
As noted above, items excluded from core loss includes the reclassification of favourable investment-related experience to core earnings. This reclassification accounted for $154 million of the $243 million variance. The remaining $89 million primarily relates to the direct impact of markets.
On a year-to-date basis the net loss attributed to shareholders was $351 million in 2017 compared with a net loss attributed to shareholders of $7 million in the same period of 2016. The year-to-date core loss was $169 million compared with $396 million in 2016. The favourable variance in core loss was attributable to the $200 million year-to-date reclassification of favourable investment-related experience to core earnings (2Q16 year-to-date was nil) and $129 million of lower expected macro hedging costs, partially offset by higher interest-related costs. Items excluded from core loss were a net charge of $182 million in 2017 compared with a net gain of $389 million in 2016.
Revenue in 2Q17 was a loss of $137 million compared with income of $207 million in 2Q16 and year-to-date revenue was a loss of $290 million in 2017 compared with income of $784 million in 2016. These variances were primarily driven by the change in gains (losses) realized on the sale of AFS bonds and the non-recurrence of MAM revenue as it is reported in the Divisional results effective January 1, 2017.
Premiums for the P&C reinsurance business in 2Q17 were $22 million, consistent with premiums in 2Q16. Year-to-date premiums were $43 million in 2017, in line with the same period of 2016.
D	PERFORMANCE BY BUSINESS LINE
D1	Additional information for Wealth and Asset Management
We provide additional financial information by line of business, to supplement our existing primary disclosure based on geographic segmentation. This information is intended to facilitate assessment of the financial performance of our WAM businesses and allows for relevant comparisons to be made with global asset management peers. The supplemental information for WAM businesses includes an income statement, core earnings, core earnings before interest, taxes, depreciation and amortization ("core EBITDA"), core EBITDA margin, net flows, gross flows and assets under management and administration ("AUMA")1. Core EBITDA excludes certain acquisition expenses related to our retirement businesses that are deferred and amortized over the expected life time of the customer relationship. These contracts are accounted for as insurance contracts under the Canadian Asset Liability Method ("CALM"). Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

[1]
Core earnings, core EBITDA, core EBITDA margin, net flows, gross flows, assets under management and assets under management and administration are non-GAAP measures. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2017

Wealth and Asset Management highlights

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q17	1Q17	2Q16	2017	2016
Core earnings	$207	$182	$152	$389	$292
Core EBITDA	369	335	288	704	573
Core EBITDA Margin	28.4%	26.8%	24.1%	27.6%	23.9%
Net flows	5,588	4,290	4,822	9,878	6,498
Gross flows	30,939	32,954	26,644	63,893	54,872
Assets under management ("AUM") ($ billions)	487	480	428	487	428
Assets under management and administration ("AUMA") ($ billions)	572	565	503	572	503

In 2Q17, we continued to generate positive net flows (see section A2 for further details). AUMA as of June 30, 2017 was $572 billion, an increase of 7% from December 31, 2016, driven by favourable investment returns as well as positive net flows across our three operating divisions and in each of our business lines. We recorded core earnings of $207 million in 2Q17 compared with $152 million in 2Q16 and core EBITDA of $369 million in 2Q17 compared with $288 million in 2Q16. The increase in core earnings and core EBITDA primarily reflects higher fee income on higher asset levels. In addition, core earnings and core EBITDA were favourably impacted by a 2Q17 expense adjustment of $22 million pre-tax ($14 million post-tax) related to the timing of compensation expenses. Our core EBITDA margin increased to 28.4%, up 4.3 percentage points from 2Q16 and 1.6 percentage points from 1Q17, driven by these same factors.
Year-to-date core earnings were $389 million in 2017 compared with $292 million in the same period of 2016 and core EBITDA was $704 million in 2017 compared with $573 million in the same period of 2016. Our core EBITDA margin increased to 27.6% in 2017, up 3.7 percentage points from 2016. The increase in core earnings, core EBITDA and core EBITDA margin is due to the same factors as for the quarterly results.
D2	Additional information by business line
The following tables provide additional information on our core earnings by WAM, Insurance and Other Wealth for each of the divisions. Other Wealth consists of variable and fixed annuities, single premium products sold in Asia, and Manulife Bank in Canada and Insurance includes all individual and group insurance businesses.
Core earnings by line of business

	Quarterly Results			YTD Results
($ millions)	2Q17	1Q17	2Q16	2017	2016
Wealth and Asset Management	$207	$182	$152	$389	$292
Insurance	647	691	557	1,338	1,161
Other Wealth	348	369	328	717	681
Corporate and Other(1)	(28)	(141)	(204)	(169)	(396)
Total core earnings	$1,174	$1,101	$833	$2,275	$1,738

(1)
2016 core earnings for Corporate and Other exclude Manulife Asset Management results that are included in WAM. Effective January 1, 2017, MAM is no longer reported in the Corporate and Other segment. (See section C "Performance By Division" above.)

Assets under management and administration by line of business

As at	June 30,	March 31,	June 30,
($ billions)	2017	2017	2016
Wealth and Asset Management	$572.5	$564.5	$502.9
Insurance	271.2	269.5	257.5
Other Wealth	172.3	174.9	180.8
Corporate and Other	(4.1)	(4.1)	(7.0)
Total assets under management and administration	$1,011.9	$1,004.8	$934.2

Manulife Financial Corporation – Second Quarter 2017

The following table shows the core earnings of the WAM, Insurance and Other Wealth business lines by division.
Core earnings by line of business by division

	Quarterly Results			YTD Results
($ millions)	2Q17	1Q17	2Q16	2017	2016
Wealth and Asset Management
Asia	$55	$51	$37	$106	$75
Canada	59	57	46	116	85
U.S.	93	74	68	167	132
Corporate and Other	-	-	1	-	-
Total Wealth and Asset Management	207	182	152	389	292
Insurance
Asia	260	262	232	522	481
Canada	162	134	174	296	346
U.S.	225	295	151	520	334
Total Insurance	647	691	557	1,338	1,161
Other Wealth
Asia	90	95	73	185	157
Canada
Manulife Bank	32	36	25	68	55
Canada excluding Manulife Bank	92	92	88	184	185
Total Canada	124	128	113	252	240
U.S.	134	146	142	280	284
Total Other Wealth	348	369	328	717	681
Corporate and Other	(28)	(141)	(204)	(169)	(396)
Total core earnings	$1,174	$1,101	$833	$2,275	$1,738

E	RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2016 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
E1	Variable annuity and segregated fund guarantees
As described in the MD&A in our 2016 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section E3 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Manulife Financial Corporation – Second Quarter 2017

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2017			December 31, 2016
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,539	$4,295	$1,285	$5,987	$4,432	$1,570
Guaranteed minimum withdrawal benefit	64,870	58,143	7,125	68,594	59,593	9,135
Guaranteed minimum accumulation benefit	19,024	19,591	25	19,482	19,989	27
Gross living benefits(2)	89,433	82,029	8,435	94,063	84,014	10,732
Gross death benefits(3)	11,413	16,775	1,147	12,200	16,614	1,350
Total gross of reinsurance	100,846	98,804	9,582	106,263	100,628	12,082
Living benefits reinsured	4,819	3,754	1,094	5,241	3,903	1,349
Death benefits reinsured	3,192	3,121	485	3,429	3,202	564
Total reinsured	8,011	6,875	1,579	8,670	7,105	1,913
Total, net of reinsurance	$92,835	$91,929	$8,003	$97,593	$93,523	$10,169
(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2017 was $8,003 million (December 31, 2016 – $10,169 million) of which: US$4,763 million (December 31, 2016 – US$6,008 million) was on our U.S. business, $1,330 million (December 31, 2016 – $1,499 million) was on our Canadian business, US$169 million (December 31, 2016 – US$206 million) was on our Japan business and US$210 million (December 31, 2016 – US$244 million) was related to Asia (other than Japan) and our run-off reinsurance business.

E2	Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's MCCSR ratio will be as indicated.
E3	Publicly traded equity performance risk
As outlined in our 2016 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 56 and 57 of our 2016 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10, 20 or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributable to shareholders.

Manulife Financial Corporation – Second Quarter 2017

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain alternative long-duration assets ("ALDA") assets based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at June 30, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,230)	$(2,500)	$(1,080)	$780	$1,330	$1,680
Asset based fees	(430)	(280)	(140)	140	280	430
General fund equity investments(5)	(900)	(580)	(270)	250	500	750
Total underlying sensitivity before hedging	(5,560)	(3,360)	(1,490)	1,170	2,110	2,860
Impact of macro and dynamic hedge assets(6)	3,360	1,970	850	(720)	(1,230)	(1,600)
Net potential impact on net income after impact of hedging	$(2,200)	$(1,390)	$(640)	$450	$880	$1,260
As at December 31, 2016
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,830)	$(2,920)	$(1,290)	$1,000	$1,690	$2,170
Asset based fees	(410)	(280)	(140)	140	280	410
General fund equity investments(5)	(910)	(590)	(270)	240	490	750
Total underlying sensitivity before hedging	(6,150)	(3,790)	(1,700)	1,380	2,460	3,330
Impact of macro and dynamic hedge assets(6)	4,050	2,440	1,060	(910)	(1,610)	(2,160)
Net potential impact on net income after impact of hedging	$(2,100)	$(1,350)	$(640)	$470	$850	$1,170

(1)	See "Caution related to sensitivities" above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation – Second Quarter 2017

Potential immediate impact on MLI's MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
June 30, 2017	(13)	(9)	(4)	4	13	16
December 31, 2016	(12)	(8)	(4)	3	14	18
(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

E4	Interest rate and spread risk
As at June 30, 2017, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million, after rounding results to the nearest $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography that the change occurs in. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our URR assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets" on page 78 of our 2016 Annual Report). More information on ALDA can be found in section E5 "Alternative Long-Duration Asset Performance Risk".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Manulife Financial Corporation – Second Quarter 2017

Potential impact on net income attributed to shareholders and MLI's MCCSR ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4),(5)

	June 30, 2017				December 31, 2016
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(200)		$100		$-		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	1,000		(900)		1,000		(900)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(7)		6		(6)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(5)		1		(4)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)	The impact on MLI's MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	June 30, 2017	December 31, 2016
Corporate spreads(4)
Increase 50 basis points	$900	$700
Decrease 50 basis points	(900)	(800)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See "Caution related to sensitivities" above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter's projection, are reflected in the next quarter's sensitivities.

(4)	Corporate spreads are assumed to grade to the long-term average over five years.

E5	Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Manulife Financial Corporation – Second Quarter 2017

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5)

As at	June 30, 2017		December 31, 2016
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,300)	1,200	(1,200)	1,200
Alternative long-duration assets	$(2,600)	$2,400	$(2,500)	$2,400

(1)	See "Caution Related to Sensitivities" above.

(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; (ii) any gains or losses on ALDA held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section F2 "Sensitivity of policy liabilities to updates and assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

F	ACCOUNTING MATTERS AND CONTROLS
F1	Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2016. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, provisioning for asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described on pages 71 to 79 of our 2016 Annual Report.
F2	Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Manulife Financial Corporation – Second Quarter 2017

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	June 30, 2017		December 31, 2016
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	2,900	(3,600)	2,900	(3,500)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2016 – $200 million increase). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (2016 – $200 million decrease). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The pre-dividend growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.5% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and farmland real estate, power and infrastructure, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. The guidance requires that the investment return assumption for these assets should not be higher than the historical long-term average returns of an appropriate broad-based index. Where such experience is not available, investment return assumptions should not result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction. Annual best estimate return assumptions for ALDA and public equity including market growth rates and annual income, such as rent, production proceeds and dividends, vary between 5.25% and 12%, with an average of 9.7% based on the asset mix backing our guaranteed insurance and annuity business as of June 30, 2017. The annual return assumptions for ALDA and public equity, including margins for adverse deviations in our valuation which take into account the uncertainty of achieving the returns, will vary based on our holding period. On average, for a 20-year horizon, the assumption varies between 2.5% and 7.5%.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.0% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility varies between 16.25% and 18.4%.

F3	Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2017 for accounting and reporting changes during the quarter.

Manulife Financial Corporation – Second Quarter 2017

F4	Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters

As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2017	2017	2016	2016	2016	2016	2015	2015
Revenue
Premium income
Life and health insurance	$6,040	$5,994	$6,093	$5,950	$5,497	$5,728	$5,331	$5,092
Annuities and pensions	934	1,056	908	1,247	1,209	1,000	1,381	1,141
Premiums ceded, net of ceded commission and additional consideration relating to Closed Block reinsurance transaction	-	-	-	-	-	-	-	(7,996)
Net premium income	6,974	7,050	7,001	7,197	6,706	6,728	6,712	(1,763)
Investment income	3,444	3,317	3,309	3,568	3,213	3,300	2,899	2,708
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(1)	3,303	590	(16,421)	771	7,922	8,862	(1,916)	3,672
Other revenue	2,872	2,593	2,637	2,921	2,794	2,829	2,694	2,487
Total revenue	$16,593	$13,550	$(3,474)	$14,457	$20,635	$21,719	$10,389	$7,104
Income (loss) before income taxes	$1,618	$1,737	$(285)	$1,314	$947	$1,353	$136	$988
Income tax (expense) recovery	(304)	(346)	450	(117)	(231)	(298)	76	(316)
Net income	$1,314	$1,391	$165	$1,197	$716	$1,055	$212	$672
Net income attributed to shareholders	$1,255	$1,350	$63	$1,117	$704	$1,045	$246	$622
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,174	$1,101	$1,287	$996	$833	$905	$859	$870
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience outside of core earnings	138	-	-	280	60	(340)	(361)	(169)
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(37)	267	(1,202)	414	(170)	474	(29)	232
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-	-	-	-	-	-	(52)	-
Change in actuarial methods and assumptions	-	-	(10)	(455)	-	12	(97)	(285)
Net impact of acquisitions and divestitures	(20)	(18)	(25)	(23)	(19)	(14)	(39)	(26)
Tax related items	-	-	(2)	2	-	1	2	-
Other items	-	-	15	(97)	-	7	(37)	-
Net income attributed to shareholders	$1,255	$1,350	$63	$1,117	$704	$1,045	$246	$622
Basic earnings per common share	$0.62	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11	$0.30
Diluted earnings per common share	$0.61	$0.66	$0.01	$0.55	$0.34	$0.51	$0.11	$0.30
Segregated funds deposits	$8,544	$9,632	$8,247	$8,291	$7,899	$8,693	$8,324	$8,401
Total assets (in billions)	$726	$728	$721	$742	$725	$696	$703	$682
Weighted average common shares (in millions)	1,977	1,976	1,974	1,973	1,972	1,972	1,972	1,971
Diluted weighted average common shares (in millions)	1,984	1,984	1,980	1,976	1,976	1,976	1,977	1,977
Dividends per common share	$0.205	$0.205	$0.185	$0.185	$0.185	$0.185	$0.170	$0.170
CDN$ to US$1 - Statement of Financial Position	1.2977	1.3323	1.3426	1.3116	1.3009	1.2970	1.3841	1.3394
CDN$ to US$1 - Statement of Income	1.3450	1.3238	1.3343	1.3050	1.2889	1.3724	1.3360	1.3089
(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "Second quarter earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section G3 "Performance and Non-GAAP Measures" which reconciles net income attributed to shareholders to core earnings.

F5	Other
No changes were made in our internal control over financial reporting during the three and six months ended June 30, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2017

G	OTHER
G1	Quarterly dividend
On August 9, 2017, our Board of Directors approved a quarterly shareholders' dividend of $0.205 per share on the common shares of MFC, payable on and after September 19, 2017 to shareholders of record at the close of business on August 22, 2017.
The Board of Directors also approved that, in respect of MFC's September 19, 2017 common share dividend payment date and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2017 to shareholders of record at the close of business on August 22, 2017:

Class A Shares Series 2 – $0.29063 per share
Class A Shares Series 3 – $0.28125 per share
Class 1 Shares Series 3 – $0.136125 per share
Class 1 Shares Series 4 – $0.121743 per share
Class 1 Shares Series 5 – $0.243188 per share
Class 1 Shares Series 7 – $0.2695 per share
Class 1 Shares Series 9 – $0.275 per share

Class 1 Shares Series 11 – $0.25 per share
Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 23 – $0.303125 per share

G2	Outstanding shares – selected information
Common Shares
As at August 3, 2017 MFC had 1,978,084,502 common shares outstanding.
G3	Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization ("core EBITDA"); Core EBITDA Margin; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Core Earnings in Asia Division, Sales, APE Sales, Gross Flows, Premiums and Deposits, Core EBITDA, New Business Value, and Assets under Management and Administration); Assets under Administration; Premiums and Deposits; Assets under Management and Administration; Assets under Management; Capital; Embedded Value; New Business Value; Sales; APE Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflects the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributable to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

Manulife Financial Corporation – Second Quarter 2017

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See section F4 "Quarterly Financial Information" above for a reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains.

Investment-related experience relates to fixed income investing, alternative long-duration asset returns, credit experience and asset mix changes.
•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2016 was $456 million.
•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging

Manulife Financial Corporation – Second Quarter 2017

strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assists investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Second Quarter 2017

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company

	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Core earnings (loss)
Asia Division	$405	$408	$388	$394	$342	$371	$334	$338
Canadian Division	345	319	359	354	333	338	352	336
U.S. Division	452	515	471	394	361	389	332	375
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(168)	(166)	(75)	(102)	(125)	(107)	(85)	(66)
Expected cost of macro hedges	(14)	(21)	(36)	(61)	(78)	(86)	(74)	(62)
Investment-related experience included in core earnings	154	46	180	17	-	-	-	(51)
Total core earnings	1,174	1,101	1,287	996	833	905	859	870
Investment-related experience outside of core earnings	138	-	-	280	60	(340)	(361)	(169)
Core earnings plus investment- related experience outside of core earnings	1,312	1,101	1,287	1,276	893	565	498	701
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(37)	267	(1,202)	414	(170)	474	(29)	232
Recapture of reinsurance treaties	-	-	-	-	-	-	(52)	-
Change in actuarial methods and assumptions	-	-	(10)	(455)	-	12	(97)	(285)
Integration and acquisition costs	(20)	(18)	(25)	(23)	(19)	(14)	(39)	(26)
Tax related items	-	-	(2)	2	-	1	2	-
Other items	-	-	15	(97)	-	7	(37)	-
Net income attributed to shareholders	$1,255	$1,350	$63	$1,117	$704	$1,045	$246	$622

Manulife Financial Corporation – Second Quarter 2017

Asia Division

	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Asia Division core earnings(1)	$405	$408	$388	$394	$342	$371	$334	$338
Investment-related experience outside of core earnings	62	69	74	62	(25)	(20)	(3)	21
Core earnings plus investment-related experience outside of core earnings	467	477	462	456	317	351	331	359
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	95	119	(15)	107	(287)	(238)	76	(248)
Tax-related items	-	-	-	-	-	10	2	-
Integration and acquisition costs	(7)	(9)	(4)	(2)	(2)	(2)	-	-
Other items	-	-	(12)	-	-	-	-	-
Net income attributed to shareholders(1)	$555	$587	$431	$561	$28	$121	$409	$111
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Canadian Division

	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Canadian Division core earnings(1)	$345	$319	$359	$354	$333	$338	$352	$336
Investment-related experience outside of core earnings	(11)	(38)	17	35	(88)	(78)	(180)	(144)
Core earnings plus investment-related experience outside of core earnings	334	281	376	389	245	260	172	192
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(238)	(83)	(266)	60	130	346	(201)	97
Recapture of reinsurance treaty and tax-related items	-	-	-	-	-	-	(52)	-
Integration and acquisition costs	(12)	(10)	(18)	(14)	(16)	(6)	(23)	(13)
Net income (loss) attributed to shareholders(1)	$84	$188	$92	$435	$359	$600	$(104)	$276
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division

	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
U.S. Division core earnings(1)	$452	$515	$471	$394	$361	$389	$332	$375
Investment-related experience outside of core earnings	164	31	97	192	93	(233)	(146)	(34)
Core earnings plus investment-related experience outside of core earnings	616	546	568	586	454	156	186	341
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	159	222	(623)	72	(47)	82	142	174
Integration and acquisition costs	(1)	-	(1)	(4)	-	(4)	(5)	(8)
Other items	-	-	(15)	(97)	-	7	-	-
Tax related	-	-	(2)	2	-	-	-	-
Net income (loss) attributed to shareholders(1)	$774	$768	$(73)	$559	$407	$241	$323	$507

(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Manulife Financial Corporation – Second Quarter 2017

Corporate and Other

	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(168)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)	$(66)
Expected cost of macro hedges	(14)	(21)	(36)	(61)	(78)	(86)	(74)	(62)
Investment-related experience included in core earnings	154	46	180	17	-	-	-	(51)
Total core earnings (loss)	(28)	(141)	69	(146)	(203)	(193)	(159)	(179)
Investment-related experience outside of core earnings	(77)	(62)	(188)	(9)	80	(9)	(32)	(12)
Core loss plus investment-related experience outside of core earnings	(105)	(203)	(119)	(155)	(123)	(202)	(191)	(191)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(53)	9	(298)	175	34	284	(46)	209
Changes in actuarial methods and assumptions	-	-	(10)	(455)	-	12	(97)	(285)
Integration and acquisition costs	-	1	(2)	(3)	(1)	(2)	(11)	(5)
Tax-related items	-	-	-	-	-	(9)	-	-
Other items	-	-	42	-	-	-	(37)	-
Net income (loss) attributed to shareholders(1)	$(158)	$(193)	$(387)	$(438)	$(90)	$83	$(382)	$(272)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q17. Measures that are reported on a constant currency basis include percentage growth in sales, gross flows and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money ("deposits from policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, (v) premium equivalents for "administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	2Q17	1Q17	2Q16
Net premium income and investment contract deposits	$7,014	$7,072	$6,773
Deposits from policyholders	7,887	8,973	7,376
Mutual fund deposits	19,749	21,048	16,285
Institutional advisory account deposits	4,447	4,011	3,864
ASO premium equivalents	884	841	869
Group Benefits ceded premiums	1,054	1,038	1,506
Other fund deposits	126	136	126
Total premiums and deposits	41,161	43,119	36,799
Currency impact	-	606	1,020
Constant currency premiums and deposits	$41,161	$43,725	$37,819

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account

Manulife Financial Corporation – Second Quarter 2017

and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	June 30, 2017	March 31, 2017	June 30, 2016
Total invested assets	$329,296	$328,237	$321,664
Segregated funds net assets	321,267	323,118	303,154
Assets under management per financial statements	650,563	651,355	624,818
Mutual funds	182,160	177,286	153,851
Institutional advisory accounts (excluding segregated funds)	86,916	84,498	74,675
Other funds	7,094	6,929	6,008
Total assets under management	926,733	920,068	859,352
Other assets under administration	85,127	84,676	74,868
Currency impact	-	(16,997)	(4,929)
Constant currency assets under management and administration	$1,011,860	$987,747	$929,291

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
($ millions)	June 30, 2017	March 31, 2017	June 30, 2016
Total equity	$44,225	$43,931	$42,383
Add AOCI loss on cash flow hedges	148	177	415
Add liabilities for capital instruments	7,630	8,179	8,132
Total capital	$52,003	$52,287	$50,930

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the Canadian Asset Liability Method (CALM). Core EBITDA was selected as a key performance indicator for WAM businesses, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our global wealth and asset management business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our WAM businesses, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Core EBITDA	$369	$335	$306	$288	$288	$285	$302	$312
Amortization of deferred acquisition costs and other depreciation	88	85	85	89	77	85	84	84
Amortization of deferred sales commissions	23	28	24	24	26	29	22	27
Core earnings before income taxes	258	222	197	175	185	171	196	201
Core income tax (expense) recovery	(51)	(40)	(19)	(16)	(33)	(31)	(41)	(34)
Core earnings	$207	$182	$178	$159	$152	$140	$155	$167

Manulife Financial Corporation – Second Quarter 2017

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statement of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes Manulife's WAM, Bank and Property and Casualty Reinsurance businesses.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as Manulife's wealth and asset management businesses and Manulife Bank and the short-term Property and Casualty Reinsurance business. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by annualized premium equivalents ("APE") excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude wealth and asset management, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance. As we discontinued sales of new retail stand-alone long-term care policies in the U.S. in 4Q16, commencing in 1Q17, stand-alone long-term care premiums are not included in sales.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
For Asia, annualized premium equivalent ("APE") sales is comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and other wealth products. APE sales are presented for our Asia division as this metric is widely used by insurance companies in Asia.
Other Wealth sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for WAM businesses and includes all deposits into the Company's mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our WAM businesses and includes gross flows less redemptions for our mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
G4	Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Manulife Financial Corporation – Second Quarter 2017

The forward-looking statements in this document include, but are not limited to, statements with respect to the estimated impact of the annual review of actuarial methods and assumptions and the expected impact of IFRS 17 "Insurance Contracts".
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies", under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report and in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2017	December 31, 2016
Assets
Cash and short-term securities	$15,866	$15,151
Debt securities	172,103	168,622
Public equities	20,741	19,496
Mortgages	44,700	44,193
Private placements	31,125	29,729
Policy loans	5,907	6,041
Loans to bank clients	1,727	1,745
Real estate	14,102	14,132
Other invested assets	23,025	22,760
Total invested assets (note 3)	329,296	321,869
Other assets
Accrued investment income	2,147	2,260
Outstanding premiums	843	845
Derivatives (note 4)	18,088	23,672
Reinsurance assets	31,446	34,952
Deferred tax assets	4,555	4,439
Goodwill and intangible assets	9,998	10,107
Miscellaneous	8,106	7,360
Total other assets	75,183	83,635
Segregated funds net assets (note 13)	321,267	315,177
Total assets	$725,746	$720,681
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$298,839	$297,505
Investment contract liabilities (note 5)	3,195	3,275
Deposits from bank clients	18,238	17,919
Derivatives (note 4)	10,009	14,151
Deferred tax liabilities	1,991	1,359
Other liabilities	14,811	15,596
	347,083	349,805
Long-term debt (note 7)	5,541	5,696
Capital instruments (note 8)	7,630	7,180
Segregated funds net liabilities (note 13)	321,267	315,177
Total liabilities	681,521	677,858
Equity
Preferred shares (note 9)	3,577	3,577
Common shares (note 9)	22,904	22,865
Contributed surplus	287	284
Shareholders' retained earnings	11,475	9,759
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(411)	(417)
Available-for-sale securities	49	(394)
Cash flow hedges	(148)	(232)
Translation of foreign operations and real estate revaluation surplus	5,406	6,390
Total shareholders' equity	43,139	41,832
Participating policyholders' equity	233	248
Non-controlling interests	853	743
Total equity	44,225	42,823
Total liabilities and equity	$725,746	$720,681
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2017	2016	2017	2016
Revenue
Premium income
Gross premiums	$9,030	$9,155	$18,115	$18,273
Premiums ceded to reinsurers	(2,056)	(2,449)	(4,091)	(4,839)
Net premiums	6,974	6,706	14,024	13,434
Investment income (note 3)
Investment income	3,444	3,213	6,761	6,513
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	3,303	7,922	3,893	16,784
Net investment income	6,747	11,135	10,654	23,297
Other revenue	2,872	2,794	5,465	5,623
Total revenue	16,593	20,635	30,143	42,354
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,525	6,112	13,128	12,610
Change in insurance contract liabilities	6,113	12,107	7,564	24,265
Change in investment contract liabilities	41	(2)	95	(59)
Benefits and expenses ceded to reinsurers	(2,218)	(2,069)	(4,370)	(4,125)
Change in reinsurance assets	467	(313)	2,257	(184)
Net benefits and claims	10,928	15,835	18,674	32,507
General expenses	1,785	1,690	3,492	3,327
Investment expenses	398	409	789	794
Commissions	1,491	1,394	3,115	2,775
Interest expense	279	258	538	459
Net premium taxes	94	102	180	192
Total contract benefits and expenses	14,975	19,688	26,788	40,054
Income before income taxes	1,618	947	3,355	2,300
Income tax expense	(304)	(231)	(650)	(529)
Net income	$1,314	$716	$2,705	$1,771
Net income (loss) attributed to:
Non-controlling interests	$61	$27	$115	$53
Participating policyholders	(2)	(15)	(15)	(31)
Shareholders	1,255	704	2,605	1,749
	$1,314	$716	$2,705	$1,771
Net income attributed to shareholders	$1,255	$704	$2,605	$1,749
Preferred share dividends	(39)	(37)	(80)	(66)
Common shareholders' net income	$1,216	$667	$2,525	$1,683
Earnings per share
Basic earnings per common share (note 9)	$0.62	$0.34	$1.28	$0.85
Diluted earnings per common share (note 9)	0.61	0.34	1.27	0.85
Dividends per common share	0.205	0.185	0.410	0.370
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statements of Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2017	2016	2017	2016
Net income	$1,314	$716	$2,705	$1,771
Other comprehensive income ("OCI") (loss), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(987)	332	(1,064)	(1,600)
Net investment hedges	131	2	80	208
Available-for-sale financial securities:
Unrealized gains arising during the period	233	444	430	799
Reclassification of net realized (gains) losses and impairments to net income	4	(40)	12	(287)
Cash flow hedges:
Unrealized gains (losses) arising during the period	26	(37)	79	(156)
Reclassification of realized losses to net income	3	2	5	5
Share of other comprehensive income of associates	-	1	1	-
Total items that may be subsequently reclassified to net income	(590)	704	(457)	(1,031)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	5	(1)	6	17
Total items that will not be reclassified to net income	5	(1)	6	17
Other comprehensive income (loss), net of tax	(585)	703	(451)	(1,014)
Total comprehensive income, net of tax	$729	$1,419	$2,254	$757
Total comprehensive income (loss) attributed to:
Non-controlling interests	$61	$28	$115	$54
Participating policyholders	(2)	(15)	(15)	(31)
Shareholders	670	1,406	2,154	734

Income Taxes included in Other Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2017	2016	2017	2016
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$-	$(1)	$(2)
Unrealized foreign exchange gains/losses on net investment hedges	25	(2)	11	73
Unrealized gains/losses on available-for-sale financial securities	76	173	137	343
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	12	(15)	16	(104)
Unrealized gains/losses on cash flow hedges	7	(19)	30	(63)
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	3	3
Change in pension and other post-employment plans	2	(1)	3	9
Total income tax expense	$122	$137	$199	$259
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2017	2016
Preferred shares
Balance, beginning of period	$3,577	$2,693
Issued during the period (note 9)	-	425
Issuance costs, net of tax	-	(8)
Balance, end of period	3,577	3,110
Common shares
Balance, beginning of period	22,865	22,799
Issued on exercise of stock options	39	16
Balance, end of period	22,904	22,815
Contributed surplus
Balance, beginning of period	284	277
Exercise of stock options and deferred share units	(7)	(3)
Stock option expense	10	13
Balance, end of period	287	287
Shareholders' retained earnings
Balance, beginning of period	9,759	8,398
Net income attributed to shareholders	2,605	1,749
Preferred share dividends	(80)	(66)
Common share dividends	(809)	(704)
Balance, end of period	11,475	9,377
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	5,347	6,992
Change in actuarial gains (losses) on pension and other post-employment plans	6	17
Change in unrealized foreign exchange gains (losses) of net foreign operations	(984)	(1,392)
Change in unrealized gains (losses) on available-for-sale financial securities	442	511
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	84	(151)
Share of other comprehensive income of associates	1	-
Balance, end of period	4,896	5,977
Total shareholders' equity, end of period	43,139	41,566
Participating policyholders' equity
Balance, beginning of period	248	187
Net loss attributed to participating policyholders	(15)	(31)
Balance, end of period	233	156
Non-controlling interests
Balance, beginning of period	743	592
Net income attributed to non-controlling interests	115	53
Other comprehensive income attributed to non-controlling interests	-	1
Contributions (distributions), net	(5)	15
Balance, end of period	853	661
Total equity, end of period	$44,225	$42,383
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2017	2016
Operating activities
Net income	$2,705	$1,771
Adjustments:
Increase in insurance contract liabilities	7,564	24,265
Increase (decrease) in investment contract liabilities	95	(59)
(Increase) decrease in reinsurance assets	2,257	(184)
Amortization of (premium) discount on invested assets	76	37
Other amortization	265	267
Net realized and unrealized (gains) losses and impairments on assets	(4,744)	(18,722)
Deferred income tax expense	565	523
Stock option expense	10	13
Cash provided by operating activities before undernoted item	8,793	7,911
Changes in policy related and operating receivables and payables	(737)	(936)
Cash provided by operating activities	8,056	6,975
Investing activities
Purchases and mortgage advances	(43,866)	(50,303)
Disposals and repayments	36,462	41,625
Change in investment broker net receivables and payables	166	150
Net cash decrease from purchase of subsidiaries and businesses	(10)	(89)
Cash used in investing activities	(7,248)	(8,617)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	1	652
Issue of long-term debt, net (note 7)	-	3,538
Redemption of long-term debt (note 7)	-	(8)
Issue of capital instruments, net (note 8)	994	479
Redemption of capital instruments (note 8)	(499)	-
Secured borrowing from securitization transactions	441	548
Changes in deposits from Bank clients, net	342	503
Shareholders' dividends paid in cash	(889)	(795)
Contributions from (distribution to) non-controlling interests, net	(5)	15
Common shares issued, net (note 9)	39	16
Preferred shares issued, net (note 9)	-	417
Cash provided by financing activities	424	5,365
Cash and short-term securities
Increase during the period	1,232	3,723
Effect of foreign exchange rate changes on cash and short-term securities	(310)	(511)
Balance, beginning of period	14,238	17,002
Balance, end of period	15,160	20,214
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,151	17,885
Net payments in transit, included in other liabilities	(913)	(883)
Net cash and short-term securities, beginning of period	14,238	17,002
End of period
Gross cash and short-term securities	15,866	20,902
Net payments in transit, included in other liabilities	(706)	(688)
Net cash and short-term securities, end of period	$15,160	$20,214
Supplemental disclosures on cash flow information
Interest received	$5,327	$5,321
Interest paid	539	448
Income taxes paid	336	501
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2017

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. ("JHRECO"), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2016 Annual Consolidated Financial Statements, except as disclosed in current year Interim Consolidated Financial Statements Accounting and Reporting Changes notes.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, included on pages 107 to 184 of the Company's 2016 Annual Report, as well as the disclosures on risk in the shaded area of sections E1 to E5 of the second quarter 2017 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2017 were authorized for issue by MFC's Board of Directors on August 9, 2017.

Note 2 Accounting and Reporting Changes
Future accounting and reporting changes
(i)	IFRS Interpretation Committee ("IFRIC") Interpretation 23 "Uncertainty over Income Tax Treatments"
IFRIC 23 "Uncertainty over Income Tax Treatments" was issued in June 2017 and is effective for years beginning on or after January 1, 2019, to be applied retrospectively. IFRIC 23 provides guidance on applying the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments including whether uncertain tax treatments should be considered together or separately based on which approach better predicts resolution of the uncertainty. Adoption of IFRIC 23 is not expected to have a significant impact on the Company's Consolidated Financial Statements.
(ii)	IFRS 17 "Insurance Contracts"
IFRS 17 "Insurance Contracts" was issued in May 2017 and is effective for years beginning on or after January 1, 2021, to be applied retrospectively.   If full retrospective application to a group of contracts is impractical, the modified retrospective or fair value methods may be used. IFRS 17 will replace IFRS 4 "Insurance Contracts" and will change the fundamental principles used by the Company for recognizing and measuring insurance contract liabilities. It will also change the presentation and disclosures of the Company's Consolidated Financial Statements. The Company is assessing the impact of this standard and expects that it will have a significant impact on the Company's Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2017

Note 3 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at June 30, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$482	$11,648	$3,736	$15,866	$15,866
Debt securities(5)
Canadian government and agency	18,774	5,658	-	24,432	24,432
U.S. government and agency	12,055	13,657	-	25,712	25,712
Other government and agency	17,926	2,546	-	20,472	20,472
Corporate	92,856	5,433	-	98,289	98,289
Mortgage/asset-backed securities	2,920	278	-	3,198	3,198
Public equities	17,315	3,426	-	20,741	20,741
Mortgages	-	-	44,700	44,700	46,305
Private placements	-	-	31,125	31,125	33,436
Policy loans	-	-	5,907	5,907	5,907
Loans to Bank clients	-	-	1,727	1,727	1,730
Real estate
Own use property	-	-	1,354	1,354	2,505
Investment property	-	-	12,748	12,748	12,748
Other invested assets
Alternative long-duration assets(6)	10,839	94	8,280	19,213	19,530
Various other	146	-	3,666	3,812	3,813
Total invested assets	$173,313	$42,740	$113,243	$329,296	$334,684
As at December 31, 2016	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$269	$11,705	$3,177	$15,151	$15,151
Debt securities(5)
Canadian government and agency	18,030	6,715	-	24,745	24,745
U.S. government and agency	13,971	13,333	-	27,304	27,304
Other government and agency	18,629	2,312	-	20,941	20,941
Corporate	87,374	5,041	-	92,415	92,415
Mortgage/asset-backed securities	2,886	331	-	3,217	3,217
Public equities	16,531	2,965	-	19,496	19,496
Mortgages	-	-	44,193	44,193	45,665
Private placements	-	-	29,729	29,729	31,459
Policy loans	-	-	6,041	6,041	6,041
Loans to Bank clients	-	-	1,745	1,745	1,746
Real estate
Own use property	-	-	1,376	1,376	2,524
Investment property	-	-	12,756	12,756	12,756
Other invested assets
Alternative long-duration assets(6)	10,707	96	8,048	18,851	19,193
Various other	164	-	3,745	3,909	3,910
Total invested assets	$168,561	$42,498	$110,810	$321,869	$326,563

(1)
The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale ("AFS") classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)	Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases.
(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,636 (December 31, 2016 – $3,111), cash equivalents with maturities of less than 90 days at acquisition amounting to $8,493 (December 31, 2016 – $8,863) and cash of $3,737 (December 31, 2016 - $3,177).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,009 and $7, respectively (December 31, 2016 – $893 and $192, respectively).
(6)
Includes investments in private equity of $4,833, power and infrastructure of $6,513, oil and gas of $2,191, timber and agriculture sectors of $5,144 and various other invested assets of $532 (December 31, 2016 – $4,619, $6,679, $2,093, $4,972 and $488, respectively).

Manulife Financial Corporation – Second Quarter 2017

(b)	Investment income

	three months ended		six months ended
	June 30,		June 30,
For the	2017	2016	2017	2016
Interest income	$2,724	$2,565	$5,343	$5,223
Dividend, rental and other income	686	537	1,277	961
Net recoveries (impairments and provisions)	4	(16)	3	(147)
Other	30	127	138	476
	3,444	3,213	6,761	6,513
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	2,311	4,617	2,859	8,596
Public equities	245	205	947	203
Mortgages	10	16	18	43
Private placements	44	(69)	9	(94)
Real estate	131	(38)	193	(6)
Other invested assets	100	261	70	222
Derivatives, including macro equity hedging program	462	2,930	(203)	7,820
	3,303	7,922	3,893	16,784
Total investment income	$6,747	$11,135	$10,654	$23,297

(c)	Fair value measurement
The following tables present the fair value of the Company's invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by the fair value hierarchy.

As at June 30, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$482	$-	$482	$-
AFS	11,648	-	11,648	-
Other	3,736	3,736	-	-
Debt securities
FVTPL
Canadian government and agency	18,774	-	18,774	-
U.S. government and agency	12,055	-	12,055	-
Other government and agency	17,926	-	17,679	247
Corporate	92,856	2	92,180	674
Residential mortgage/asset-backed securities	9	-	7	2
Commercial mortgage/asset-backed securities	668	-	668	-
Other securitized assets	2,243	-	2,214	29
AFS
Canadian government and agency	5,658	-	5,658	-
U.S. government and agency	13,657	-	13,657	-
Other government and agency	2,546	-	2,493	53
Corporate	5,433	-	5,349	84
Residential mortgage/asset-backed securities	53	-	53	-
Commercial mortgage/asset-backed securities	113	-	113	-
Other securitized assets	112	-	111	1
Public equities
FVTPL	17,315	17,308	-	7
AFS	3,426	3,424	2	-
Real estate - investment property(1)	12,748	-	-	12,748
Other invested assets(2)	15,113	-	-	15,113
Segregated funds net assets(3)	321,267	282,872	34,164	4,231
Total	$557,838	$307,342	$217,307	$33,189

Manulife Financial Corporation – Second Quarter 2017

As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$269	$-	$269	$-
AFS	11,705	-	11,705	-
Other	3,177	3,177	-	-
Debt securities
FVTPL
Canadian government and agency	18,030	-	18,030	-
U.S. government and agency	13,971	-	13,971	-
Other government and agency	18,629	-	18,357	272
Corporate	87,374	2	86,721	651
Residential mortgage/asset-backed securities	10	-	8	2
Commercial mortgage/asset-backed securities	680	-	674	6
Other securitized assets	2,196	-	2,161	35
AFS
Canadian government and agency	6,715	-	6,715	-
U.S. government and agency	13,333	-	13,333	-
Other government and agency	2,312	-	2,261	51
Corporate	5,041	-	4,967	74
Residential mortgage/asset-backed securities	65	-	64	1
Commercial mortgage/asset-backed securities	123	-	121	2
Other securitized assets	143	-	141	2
Public equities
FVTPL	16,531	16,524	-	7
AFS	2,965	2,963	2	-
Real estate - investment property(1)	12,756	-	-	12,756
Other invested assets(2)	14,849	-	-	14,849
Segregated funds net assets(3)	315,177	278,066	32,537	4,574
Total	$546,051	$300,732	$212,037	$33,282

(1)
For real estate investment property, the significant unobservable inputs are capitalization rates (ranging from 3.50% to 9.00% during the period and ranging from 3.75% to 9.75% during the year 2016) and terminal capitalization rates (ranging from 4.1% to 9.25% during the period and ranging from 4.1% to 10.00% during the year 2016). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9.20% to 15.0% (for the year ended December 31, 2016 – ranged from 9.63% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.5% (for the year ended December 31, 2016 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2017

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose summarized fair value information categorized by the hierarchy, together with the related carrying values.

As at June 30, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,700	$46,305	$-	$-	$46,305
Private placements	31,125	33,436	-	27,581	5,855
Policy loans	5,907	5,907	-	5,907	-
Loans to Bank clients	1,727	1,730	-	1,730	-
Real estate - own use property	1,354	2,505	-	-	2,505
Other invested assets(1)	7,912	8,230	61	-	8,169
Total invested assets disclosed at fair value	$92,725	$98,113	$61	$35,218	$62,834
As at December 31, 2016	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,193	$45,665	$-	$-	$45,665
Private placements	29,729	31,459	-	26,073	5,386
Policy loans	6,041	6,041	-	6,041	-
Loans to Bank clients	1,745	1,746	-	1,746	-
Real estate - own use property	1,376	2,524	-	-	2,524
Other invested assets(1)	7,911	8,254	54	-	8,200
Total invested assets disclosed at fair value	$90,995	$95,689	$54	$33,860	$61,775

(1)
Other invested assets disclosed at fair value include $3,317 (December 31, 2016 – $3,368) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and six months ended June 30, 2017, the Company had $nil and $nil transfers from Level 1 to Level 2 (three and six months ended June 30, 2016 – $nil and $nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had $nil and $nil transfers from Level 2 to Level 1 during the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 – $nil and $nil).
For segregated funds net assets, the Company had $nil and $nil transfers from Level 1 to Level 2 for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 – $nil and $nil). The Company had $nil and $nil transfers from Level 2 to Level 1 for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Second Quarter 2017

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2017 and 2016.

For the three months ended June 30, 2017	Balance as at April 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at June 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$242	$3	$-	$10	$(9)	$-	$-	$-	$1	$247	$4
Corporate	688	11	-	24	(8)	(10)	-	(21)	(10)	674	(2)
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	(1)
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	32	-	-	-	-	(1)	-	-	(2)	29	-
	964	14	-	34	(17)	(11)	-	(21)	(11)	952	1
AFS
Other government & agency	50	-	1	7	(5)	-	-	-	-	53	-
Corporate	78	-	-	9	(3)	-	-	-	-	84	-
Residential mortgage/asset-backed securities	1	-	-	-	-	-	-	-	(1)	-	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	1	-	-	-	-	-	-	-	-	1	-
	130	-	1	16	(8)	-	-	-	(1)	138	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,847	109	-	636	(633)	-	-	-	(211)	12,748	100
Other invested assets	15,344	88	(2)	495	(243)	(231)	-	-	(338)	15,113	(42)
	28,191	197	(2)	1,131	(876)	(231)	-	-	(549)	27,861	58
Segregated funds net assets	4,370	1	-	31	(98)	(13)	-	-	(60)	4,231	(26)
Total	$33,662	$212	$(1)	$1,212	$(999)	$(255)	$-	$(21)	$(621)	$33,189	$33

For the three months ended June 30, 2016	Balance as at April 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at June 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$318	$2	$-	$3	$(17)	$-	$-	$-	$(8)	$298	$1
Corporate	789	7	-	28	(15)	(43)	-	-	17	783	(3)
Residential mortgage/asset-backed securities	10	-	-	-	(8)	-	-	-	-	2	-
Commercial mortgage/asset-backed securities	51	1	-	-	(12)	(2)	-	-	-	38	(1)
Other securitized assets	44	-	-	-	(1)	(1)	-	-	1	43	-
	1,212	10	-	31	(53)	(46)	-	-	10	1,164	(3)
AFS
Other government & agency	46	-	-	7	(4)	-	-	-	(1)	48	-
Corporate	90	-	-	15	(20)	(1)	-	-	1	85	-
Residential mortgage/asset-backed securities	7	-	-	-	(5)	(1)	-	-	-	1	-
Commercial mortgage/asset-backed securities	4	-	-	-	-	(1)	-	-	(1)	2	-
Other securitized assets	5	-	-	-	-	-	-	-	(1)	4	-
	152	-	-	22	(29)	(3)	-	-	(2)	140	-
Public equities
FVTPL	1	-	-	2	-	-	-	-	1	4	-
	1	-	-	2	-	-	-	-	1	4	-
Real estate - investment property	13,561	8	-	55	(1,615)	-	-	-	57	12,066	55
Other invested assets	12,582	246	5	546	(5)	(192)	-	-	8	13,190	264
	26,143	254	5	601	(1,620)	(192)	-	-	65	25,256	319
Segregated funds net assets	4,684	73	-	64	(53)	(7)	(55)	-	8	4,714	60
Total	$32,192	$337	$5	$720	$(1,755)	$(248)	$(55)	$-	$82	$31,278	$376
(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.

Manulife Financial Corporation – Second Quarter 2017

(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)
Sales in 2017 include $619 of U.S. commercial real estate sold to the Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests. Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the trust and owns approximately 9.5% of its equity.

(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of period.

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2017 and 2016:

For the six months ended June 30, 2017	Balance as at January 1, 2017	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at June 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$4	$-	$12	$(37)	$(6)	$-	$-	$2	$247	$5
Corporate	651	16	-	50	(25)	(18)	24	(21)	(3)	674	1
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	(1)
Commercial mortgage/asset-backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(4)	-	-	(2)	29	-
	966	20	-	62	(67)	(29)	24	(21)	(3)	952	5
AFS
Other government & agency	51	-	1	11	(8)	(2)	-	-	-	53	-
Corporate	74	-	-	17	(6)	(2)	-	-	1	84	-
Residential mortgage/asset-backed securities	1	-	(1)	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	-	-	-	(1)	1	-
	130	-	-	28	(15)	(5)	-	-	-	138	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,756	165	-	814	(729)	-	-	-	(258)	12,748	151
Other invested assets	14,849	62	(1)	1,374	(359)	(428)	-	-	(384)	15,113	(80)
	27,605	227	(1)	2,188	(1,088)	(428)	-	-	(642)	27,861	71
Segregated funds net assets	4,574	25	-	51	(143)	(14)	-	(184)	(78)	4,231	(6)
Total	$33,282	$272	$(1)	$2,329	$(1,313)	$(476)	$24	$(205)	$(723)	$33,189	$70

Manulife Financial Corporation – Second Quarter 2017

For the six months ended June 30, 2016	Balance as at January 1, 2016	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases	Sales(3)	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at June 30, 2016	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$310	$12	$-	$5	$(23)	$(4)	$-	$-	$(2)	$298	$11
Corporate	903	7	-	63	(71)	(47)	-	(83)	11	783	(4)
Residential mortgage/asset-backed securities	15	-	-	-	(11)	(1)	-	-	(1)	2	-
Commercial mortgage/asset-backed securities	70	1	-	-	(26)	(3)	-	-	(4)	38	(3)
Other securitized assets	48	1	-	-	(1)	(3)	-	-	(2)	43	1
	1,346	21	-	68	(132)	(58)	-	(83)	2	1,164	5
AFS
Other government & agency	42	-	2	9	(5)	-	-	-	-	48	-
Corporate	90	-	(1)	22	(25)	(3)	-	-	2	85	-
Residential mortgage/asset-backed securities	8	-	-	-	(6)	(1)	-	-	-	1	-
Commercial mortgage/asset-backed securities	4	-	-	-	-	(1)	-	-	(1)	2	-
Other securitized assets	5	1	1	-	-	(2)	-	-	(1)	4	-
	149	1	2	31	(36)	(7)	-	-	-	140	-
Public equities
FVTPL	1	-	-	2	-	-	-	-	1	4	-
	1	-	-	2	-	-	-	-	1	4	-
Real estate - investment property	13,968	31	-	205	(1,622)	-	-	-	(516)	12,066	77
Other invested assets	12,977	227	6	1,004	(24)	(339)	-	-	(661)	13,190	261
	26,945	258	6	1,209	(1,646)	(339)	-	-	(1,177)	25,256	338
Segregated funds net assets	4,656	72	-	276	(99)	(17)	(12)	(4)	(158)	4,714	63
Total	$33,097	$352	$8	$1,586	$(1,913)	$(421)	$(12)	$(87)	$(1,332)	$31,278	$406

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts, except for the amount related to segregated funds net assets, are included in AOCI on the Consolidated Statements of Financial Position.
(3)
Sales in 2017 include $619 of U.S. commercial real estate sold to the Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests. Sales in 2016 include $1,011 of U.S. commercial real estate sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the  trust and owns approximately 9.5% of its equity.

(4)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.
Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Second Quarter 2017

Note 4 Derivative and Hedging Instruments

Fair value of derivatives
The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships are summarized in the following table.

		June 30, 2017			December 31, 2016
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$724	$-	$14	$2,158	$-	$477
	Foreign currency swaps	88	1	4	91	1	3
Cash flow hedges	Foreign currency swaps	1,295	9	389	1,285	-	447
	Forward contracts	210	-	12	255	-	23
	Equity contracts	179	17	-	126	21	1
Total derivatives in qualifying hedge accounting relationships		2,496	27	419	3,915	22	951
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		251,189	15,891	7,991	281,188	21,900	10,878
Interest rate futures		13,431	-	-	11,616	-	-
Interest rate options		10,239	359	-	9,390	376	-
Foreign currency swaps		14,400	424	1,286	12,226	347	1,645
Currency rate futures		4,117	-	-	4,729	-	-
Forward contracts		18,617	733	295	15,411	340	644
Equity contracts		13,882	637	18	14,989	669	33
Credit default swaps		674	17	-	662	18	-
Equity futures		14,008	-	-	16,072	-	-
Total derivatives not designated in qualifying hedge accounting relationships		340,557	18,061	9,590	366,283	23,650	13,200
Total derivatives		$343,053	$18,088	$10,009	$370,198	$23,672	$14,151

The total notional value of $343 billion (December 31, 2016 – $370 billion) includes $126 billion (December 31, 2016 – $177 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. As a result of the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
Fair value of derivative instruments is summarized by term to maturity in the following table. The fair values shown do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at June 30, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$575	$751	$699	$16,063	$18,088
Derivative liabilities	505	150	308	9,046	10,009
	Remaining term to maturity
As at December 31, 2016	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$467	$680	$719	$21,806	$23,672
Derivative liabilities	593	595	511	12,452	14,151

Manulife Financial Corporation – Second Quarter 2017

The following tables present the fair value of derivative contracts categorized by hierarchy.

As at June 30, 2017	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$16,979	$-	$16,199	$780
Foreign exchange contracts	438	-	438	-
Equity contracts	654	-	191	463
Credit default swaps	17	-	17	-
Total derivative assets	$18,088	$-	$16,845	$1,243
Derivative liabilities
Interest rate contracts	$8,272	$-	$7,801	$471
Foreign exchange contracts	1,720	-	1,720	-
Equity contracts	17	-	2	15
Total derivative liabilities	$10,009	$-	$9,523	$486
As at December 31, 2016	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$22,602	$-	$22,045	$557
Foreign exchange contracts	362	-	361	1
Equity contracts	690	-	182	508
Credit default swaps	18	-	18	-
Total derivative assets	$23,672	$-	$22,606	$1,066
Derivative liabilities
Interest rate contracts	$11,984	$-	$11,114	$870
Foreign exchange contracts	2,133	-	2,133	-
Equity contracts	34	-	1	33
Total derivative liabilities	$14,151	$-	$13,248	$903

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three month ended June 30,		six months ended June 30,
For the	2017	2016	2017	2016
Balance at the beginning of the period	$183	$1,012	$163	$350
Net realized / unrealized gains (losses) included in:
Net income(1)	343	690	425	1,495
OCI(2)	3	(4)	(7)	(6)
Purchases	73	99	105	129
Settlements	18	-	(46)	(148)
Transfers
Into Level 3(3)	-	4	-	2
Out of Level 3(3)	158	(186)	134	(144)
Currency movement	(21)	13	(17)	(50)
Balance at the end of the period	$757	$1,628	$757	$1,628
Change in unrealized gains (losses) on instruments still held	$445	$778	$499	$1,544

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities, and reinsurance assets.

Manulife Financial Corporation – Second Quarter 2017

For the three months ended June 30, 2017, there were no changes in assumptions or model enhancements (June 30, 2016 – no changes). For the six months ended June 30, 2017, there were no changes in assumptions or model enhancements (June 30, 2016 – decrease in insurance and investment contract liabilities of $35 net of reinsurance and an increase in net income attributed to shareholders of $12).
(b)	Investment contracts – Fair value measurement
As at June 30, 2017, the fair value of investment contract liabilities measured at fair value was $630 (December 31, 2016 – $631). Carrying value and fair value of investment contract liabilities measured at amortized cost were $2,565 and $2,853, respectively (December 31, 2016 – $2,644 and $2,905, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and six months ended June 30, 2017 and 2016.

	three months ended June 30,		six months ended June 30,
For the	2017	2016	2017	2016
Death, disability and other claims	$3,904	$3,523	$7,721	$6,999
Maturity and surrender benefits	1,601	1,528	3,216	3,231
Annuity payments	1,111	1,047	2,226	2,145
Policyholder dividends and experience rating refunds	268	288	565	530
Net transfers from segregated funds	(359)	(274)	(600)	(295)
Total	$6,525	$6,112	$13,128	$12,610

Note 6 Risk Management

The Company's risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2016 Annual Consolidated Financial Statements as well as the shaded tables and text under the "Risk Management " section of the Management Discussion and Analysis ("MD&A") in the 2016 Annual Report.
(a) Risk disclosures included in the second quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections E1 to E5 of the Second Quarter 2017 MD&A. These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these Interim Consolidated Financial Statements.

(b)	Credit risk
(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.
As at June 30, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$411	$1,974	$3,680	$2,076	$105	$89	$8,335
Office	652	1,311	3,665	1,937	22	-	7,587
Multi-family residential	351	985	1,991	1,282	81	-	4,690
Industrial	189	544	1,108	704	42	88	2,675
Other	313	493	1,030	704	17	-	2,557
Total commercial mortgages	1,916	5,307	11,474	6,703	267	177	25,844
Agricultural mortgages	13	252	314	210	37	-	826
Private placements	1,094	4,195	11,640	12,407	889	900	31,125
Total	$3,023	$9,754	$23,428	$19,320	$1,193	$1,077	$57,795

Manulife Financial Corporation – Second Quarter 2017

As at December 31, 2016	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$97	$1,620	$4,391	$2,085	$-	$7	$8,200
Office	68	1,255	3,972	1,938	55	36	7,324
Multi-family residential	656	1,362	1,944	844	-	-	4,806
Industrial	22	360	1,452	831	169	-	2,834
Other	428	261	1,323	493	60	-	2,565
Total commercial mortgages	1,271	4,858	13,082	6,191	284	43	25,729
Agricultural mortgages	-	151	61	469	141	-	822
Private placements	1,086	4,466	10,672	11,605	936	964	29,729
Total	$2,357	$9,475	$23,815	$18,265	$1,361	$1,007	$56,280
The credit quality of residential mortgages and loans to Manulife Bank of Canada clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.
The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

As at	June 30, 2017			December 31, 2016
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,440	$10,575	$18,015	$7,574	$10,050	$17,624
Non-performing(1)	5	10	15	6	13	19
Loans to Bank clients
Performing	n/a	1,725	1,725	n/a	1,743	1,743
Non-performing(1)	n/a	2	2	n/a	2	2
Total	$7,445	$12,312	$19,757	$7,580	$11,808	$19,388
(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.
(ii)	Past due or credit impaired financial assets
The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company's financial assets that are considered past due or impaired.

	Past due but not impaired
As at June 30, 2017	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$69	$-	$69	$51	$-
AFS	9	3	12	1	-
Private placements	480	19	499	47	49
Mortgages and loans to Bank clients	42	15	57	30	25
Other financial assets	94	32	126	1	-
Total	$694	$69	$763	$130	$74
	Past due but not impaired
As at December 31, 2016	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$90	$-	$90	$38	$-
AFS	16	9	25	-	-
Private placements	215	64	279	152	92
Mortgages and loans to Bank clients	50	20	70	33	26
Other financial assets	57	54	111	8	-
Total	$428	$147	$575	$231	$118

Manulife Financial Corporation – Second Quarter 2017

(c) Securities lending, repurchase and reverse repurchase transactions
As at June 30, 2017, the Company had loaned securities (which are included in invested assets) with a market value of $1,649 (December 31, 2016 – $1,956). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2017, the Company had engaged in reverse repurchase transactions of $450 (December 31, 2016 – $250) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $256 as at June 30, 2017 (December 31, 2016 – $255) which are recorded as payables.
(d) Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") in order to complement its debt securities investing. The Company will not write CDS protection in excess of its government bond holdings.
The following tables provide details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	1
AA	36	1	2
A	469	12	3
BBB	156	4	3
Total single name CDSs	$674	$17	3
Total CDS protection sold	$674	$17	3
As at December 31, 2016	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$13	$-	2
AA	37	1	3
A	457	13	4
BBB	155	4	3
Total single name CDSs	$662	$18	4
Total CDS protection sold	$662	$18	4

(1)	Rating agency designations are based on S&P where available followed by Moody's, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at June 30, 2017 and December 31, 2016.
(e) Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2017, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 19 per cent (December 31, 2016 – 22 per cent). As at June 30, 2017, the largest single counterparty exposure, without taking into account the impact of master

Manulife Financial Corporation – Second Quarter 2017

netting agreements or the benefit of collateral held, was $3,401 (December 31, 2016 – $3,891). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (December 31, 2016 – $nil)
(f) Offsetting financial assets and financial liabilities
Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate assets the Company holds as collateral to offset against obligations to the same counterparty.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$18,839	$(8,576)	$(10,229)	$34	$34
Securities lending	1,649	-	(1,649)	-	-
Reverse repurchase agreements	450	-	(449)	1	-
Total financial assets	$20,938	$(8,576)	$(12,327)	$35	$34
Financial liabilities
Derivative liabilities	$(10,857)	$8,576	$2,006	$(275)	$(69)
Repurchase agreements	(256)	-	255	(1)	-
Total financial liabilities	$(11,113)	$8,576	$2,261	$(276)	$(69)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2016	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$24,603	$(12,031)	$(12,382)	$190	$189
Securities lending	1,956	-	(1,956)	-	-
Reverse repurchase agreements	250	-	(250)	-	-
Total financial assets	$26,809	$(12,031)	$(14,588)	$190	$189
Financial liabilities
Derivative liabilities	$(15,095)	$12,031	$2,800	$(264)	$(42)
Repurchase agreements	(255)	-	255	-	-
Total financial liabilities	$(15,350)	$12,031	$3,055	$(264)	$(42)

(1)	Financial assets and liabilities in the above table include accrued interest of $754 and $848, respectively (December 31, 2016 – $935 and $944, respectively).
(2)
Financial and cash collateral excludes over-collateralization. As at June 30, 2017 the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $1,548, $516, $104 and $nil, respectively (December 31, 2016 – $398, $494, $107 and $1, respectively). As at June 30, 2017, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

Manulife Financial Corporation – Second Quarter 2017

Note 7 Long-Term Debt

(a)	Carrying value of long-term debt instruments

				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2017	2016
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,289	$1,333
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	961	994
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	349	361
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,288	1,333
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	647	669
7.768% Medium term notes	April 8, 2009	April 8, 2019	$600	599	599
5.505% Medium term notes	June 26, 2008	June 26, 2018	$400	400	400
Other notes payable	n/a	n/a	n/a	8	7
Total				$5,541	$5,696

(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2017, fair value of long-term debt was $5,983 (December 31, 2016 - $6,100). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).

Note 8 Capital Instruments

(a)	Carrying value of capital instruments

				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2017	2016
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	647	647
Subordinated notes - 4.061% fixed/fixed reset(1)	February 24, 2017	February 24, 2032	US$750	967	-
Subordinated debentures - 3.181% fixed/floating	November 20, 2015	November 22, 2027	$1,000	996	996
Subordinated debentures - 3.85% fixed/fixed reset	May 25, 2016	May 25, 2026	S$500	469	461
Subordinated debentures - 2.389% fixed/floating	June 1, 2015	January 5, 2026	$350	349	349
Subordinated debentures - 2.10% fixed/floating	March 10, 2015	June 1, 2025	$750	748	747
Subordinated debentures - 2.64% fixed/floating	December 1, 2014	January 15, 2025	$500	499	499
Subordinated debentures - 2.811% fixed/floating	February 21, 2014	February 21, 2024	$500	499	499
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	605	627
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	200	200
Subordinated debentures - 3.938% fixed/floating	September 21, 2012	September 21, 2022	$400	402	407
Subordinated debentures - 4.165% fixed/floating(2)	February 17, 2012	June 1, 2022	$500	-	499
Total				$7,630	$7,180

(1)
Issued by MFC during the year, interest is payable semi-annually. After February 24, 2027, the interest rate will reset to equal the 5-Year Mid-Swap rate plus 1.647%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on February 24, 2027, at a redemption price equal to par, together with accrued and unpaid interest.

(2)	MLI redeemed in full the 4.165% subordinated debentures, at par, on June 1, 2017 redemption date.

(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Manulife Financial Corporation – Second Quarter 2017

Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2017, fair value of capital instruments was $7,928 (December 31, 2016 – $7,417). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2016 – Level 2).

Note 9 Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2017		2016
For the periods ended June 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	110	$2,693
Issued, Class 1 shares, Series 21	-	-	17	425
Converted, Class 1 shares, Series 3	-	-	(2)	(42)
Issued, Class 1 shares, Series 4	-	-	2	42
Issuance costs, net of tax	-	-	-	(8)
Balance, June 30	146	$3,577	127	$3,110

Further information on the preferred shares outstanding is as follows.

As at June 30, 2017	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5),(7)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(4),(5)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Total				146	$3,650	$3,577

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares, MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97% and Series 23 – 3.83%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 7 on March 19, 2017 (the earliest redemption date). Dividend rate for Class 1 Shares Series 7 was reset as specified in footnote 4 above to an annual fixed rate of 4.312% for a five year period commencing on March 20, 2017.

Manulife Financial Corporation – Second Quarter 2017

(b)	Common shares
As at June 30, 2017, there were 31 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2016 – 31 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2017	December 31, 2016
Balance, beginning of period	1,975	1,972
Issued on exercise of stock options and deferred share units	2	3
Balance, end of period	1,977	1,975

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2017	2016	2017	2016
Weighted average number of common shares	1,977	1,972	1,976	1,972
Dilutive stock-based awards(1)	7	4	8	4
Weighted average number of diluted common shares	1,984	1,976	1,984	1,976

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		six months ended
For the	June 30,		June 30,
	2017	2016	2017	2016
Basic earnings per common share	$0.62	$0.34	$1.28	$0.85
Diluted earnings per common share	0.61	0.34	1.27	0.85

Note 10       Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2017	2016	2017	2016
Defined benefit current service cost	$13	$12	$-	$-
Defined benefit administrative expenses	1	2	1	-
Service cost	14	14	1	-
Interest on net defined benefit (asset) liability	5	7	-	1
Defined benefit cost	19	21	1	1
Defined contribution cost	19	17	-	-
Net benefit cost	$38	$38	$1	$1

Manulife Financial Corporation – Second Quarter 2017

	Pension plans		Retiree welfare plans
For the six months ended June 30,	2017	2016	2017	2016
Defined benefit current service cost	$26	$25	$-	$-
Defined benefit administrative expenses	2	3	1	1
Service cost	28	28	1	1
Interest on net defined benefit (asset) liability	9	14	1	2
Defined benefit cost	37	42	2	3
Defined contribution cost	41	36	-	-
Net benefit cost	$78	$78	$2	$3

Note 11 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer.  Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
Two class actions against the Company were certified and pending in Quebec and Ontario. The actions were based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.  On January 31, 2017, the Company announced that it had reached an agreement to settle both of these class actions for a total payment of $69 million.  The entire payment was covered by insurance and the Company made no admission of liability.  Now that the settlement agreement has been approved by both the Ontario and Quebec Courts and the settlement proceeds have been transmitted to the plaintiffs, the Company considers this matter closed.
Two class actions against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") are pending, one in New York and one in California, in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance (COI) calculations. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies and intends to vigorously defend these actions. The case pending in California (Larson v. JHUSA) was certified as a class of approximately 107,000 current and former owners of Flex V policies and class notice will be distributed to class members under supervision of the court.  Both cases are still in the discovery stage and it is premature to attempt to predict any outcome or range of outcomes for either of these matters.
(b)	Guarantees
(i)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(ii)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of the Standard Life Assurance Company of Canada ("SCDA") on that date. SCDA was acquired by MLI on January 30, 2015.

Manulife Financial Corporation – Second Quarter 2017

The following tables set forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information
For the three months ended June 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$72	$16,256	$1,176	$(911)	$16,593	$6
Net income (loss) attributed to shareholders	1,255	1,174	78	(1,252)	1,255	(2)
For the three months ended June 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$103	$20,210	$1,663	$(1,341)	$20,635	$12
Net income (loss) attributed to shareholders	704	785	(142)	(643)	704	1
For the six months ended June 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$85	$29,598	$1,673	$(1,213)	$30,143	$14
Net income (loss) attributed to shareholders	2,605	2,434	224	(2,658)	2,605	(2)
For the six months ended June 30, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Total revenue	$145	$41,518	$3,369	$(2,678)	$42,354	$9
Net income (loss) attributed to shareholders	1,749	1,575	17	(1,592)	1,749	(9)
Condensed Consolidated Statements of Financial Position Information
As at June 30, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$50	$322,349	$6,897	$-	$329,296	$6
Total other assets	69,342	93,198	51,286	(138,643)	75,183	1,064
Segregated funds net assets	-	321,267	-	-	321,267	-
Insurance contract liabilities	-	298,209	19,297	(18,667)	298,839	-
Investment contract liabilities	-	3,195	-	-	3,195	-
Segregated funds net liabilities	-	321,267	-	-	321,267	-
Total other liabilities	26,253	63,385	37,713	(69,131)	58,220	863
As at December 31, 2016	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts	MFLP
Invested assets	$161	$315,201	$6,507	$-	$321,869	$6
Total other assets	48,073	99,718	15,136	(79,292)	83,635	1,085
Segregated funds net assets	-	315,177	-	-	315,177	-
Insurance contract liabilities	-	296,896	19,122	(18,513)	297,505	-
Investment contract liabilities	-	3,275	-	-	3,275	-
Segregated funds net liabilities	-	315,177	-	-	315,177	-
Total other liabilities	6,402	66,999	1,539	(13,039)	61,901	882

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 14.

Note 12 Segmented Information

The Company's reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company's divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Property and Casualty Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health and consolidation reclassification entries.  Effective January 1, 2017, the operations of Manulife Asset Management are being reflected in the respective Divisional results.  These operations were reported in the Corporate and Other Segment for 2016.

Manulife Financial Corporation – Second Quarter 2017

By segment

For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2017	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,250	$1,096	$1,672	$22	$6,040
Annuities and pensions	616	109	209	-	934
Net premium income	3,866	1,205	1,881	22	6,974
Net investment income	1,302	1,465	3,989	(9)	6,747
Other revenue	477	949	1,596	(150)	2,872
Total revenue	5,645	3,619	7,466	(137)	16,593
Contract benefits and expenses
Life and health insurance	3,072	1,343	4,136	6	8,557
Annuities and pensions	555	1,111	705	-	2,371
Net benefits and claims	3,627	2,454	4,841	6	10,928
Interest expense	42	67	14	156	279
Other expenses	1,241	1,074	1,496	(43)	3,768
Total contract benefits and expenses	4,910	3,595	6,351	119	14,975
Income (loss) before income taxes	735	24	1,115	(256)	1,618
Income tax recovery (expense)	(114)	51	(340)	99	(304)
Net income (loss)	621	75	775	(157)	1,314
Less net income (loss) attributed to:
Non-controlling interests	60	-	-	1	61
Participating policyholders	6	(9)	1	-	(2)
Net income (loss) attributed to shareholders	$555	$84	$774	$(158)	$1,255

For the three months ended	Asia	Canadian	U.S.	Corporate
June 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,846	$1,107	$1,523	$21	$5,497
Annuities and pensions	871	157	181	-	1,209
Net premium income	3,717	1,264	1,704	21	6,706
Net investment income	1,397	3,153	6,483	102	11,135
Other revenue	371	937	1,402	84	2,794
Total revenue	5,485	5,354	9,589	207	20,635
Contract benefits and expenses
Life and health insurance	3,583	1,725	5,790	5	11,103
Annuities and pensions	733	2,068	1,931	-	4,732
Net benefits and claims	4,316	3,793	7,721	5	15,835
Interest expense	35	83	7	133	258
Other expenses	1,042	1,055	1,289	209	3,595
Total contract benefits and expenses	5,393	4,931	9,017	347	19,688
Income (loss) before income taxes	92	423	572	(140)	947
Income tax recovery (expense)	(32)	(87)	(165)	53	(231)
Net income (loss)	60	336	407	(87)	716
Less net income (loss) attributed to:
Non-controlling interests	28	-	-	(1)	27
Participating policyholders	4	(23)	-	4	(15)
Net income (loss) attributed to shareholders	$28	$359	$407	$(90)	$704

Manulife Financial Corporation – Second Quarter 2017

By segment

As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2017	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$6,508	$2,185	$3,298	$43	$12,034
Annuities and pensions	1,348	243	399	-	1,990
Net premium income	7,856	2,428	3,697	43	14,024
Net investment income	2,248	2,772	5,629	5	10,654
Other revenue	875	1,765	3,163	(338)	5,465
Total revenue	10,979	6,965	12,489	(290)	30,143
Contract benefits and expenses
Life and health insurance	6,131	2,824	7,544	15	16,514
Annuities and pensions	831	1,607	(278)	-	2,160
Net benefits and claims	6,962	4,431	7,266	15	18,674
Interest expense	81	137	14	306	538
Other expenses	2,435	2,207	2,997	(63)	7,576
Total contract benefits and expenses	9,478	6,775	10,277	258	26,788
Income (loss) before income taxes	1,501	190	2,212	(548)	3,355
Income tax recovery (expense)	(220)	40	(669)	199	(650)
Net income (loss)	1,281	230	1,543	(349)	2,705
Less net income (loss) attributed to:
Non-controlling interests	113	-	-	2	115
Participating policyholders	26	(42)	1	-	(15)
Net income (loss) attributed to shareholders	$1,142	$272	$1,542	$(351)	$2,605
Total assets	$100,535	$218,910	$384,606	$21,695	$725,746

As at and for the six months ended	Asia	Canadian	U.S.	Corporate
June 30, 2016	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$5,858	$2,175	$3,149	$43	$11,225
Annuities and pensions	2,024	323	(138)	-	2,209
Net premium income	7,882	2,498	3,011	43	13,434
Net investment income	3,356	5,885	13,702	354	23,297
Other revenue	613	1,757	2,866	387	5,623
Total revenue	11,851	10,140	19,579	784	42,354
Contract benefits and expenses
Life and health insurance	7,562	3,118	11,617	230	22,527
Annuities and pensions	1,921	3,625	4,434	-	9,980
Net benefits and claims	9,483	6,743	16,051	230	32,507
Interest expense	70	131	13	245	459
Other expenses	2,015	2,062	2,622	389	7,088
Total contract benefits and expenses	11,568	8,936	18,686	864	40,054
Income (loss) before income taxes	283	1,204	893	(80)	2,300
Income tax recovery (expense)	(72)	(281)	(245)	69	(529)
Net income (loss)	211	923	648	(11)	1,771
Less net income (loss) attributed to:
Non-controlling interests	57	-	-	(4)	53
Participating policyholders	5	(36)	-	-	(31)
Net income (loss) attributed to shareholders	$149	$959	$648	$(7)	$1,749
Total assets	$91,203	$213,163	$377,749	$42,471	$724,586

Manulife Financial Corporation – Second Quarter 2017

The results of the Company's business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company's Corporate and Other segment into the different geographic segments to which its businesses pertain.
By geographic location

For the three months ended
June 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,271	$974	$1,673	$122	$6,040
Annuities and pensions	616	109	209	-	934
Net premium income	3,887	1,083	1,882	122	6,974
Net investment income	1,324	1,526	3,929	(32)	6,747
Other revenue	450	873	1,519	30	2,872
Total revenue	$5,661	$3,482	$7,330	$120	$16,593

For the three months ended
June 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$2,864	$992	$1,523	$118	$5,497
Annuities and pensions	871	157	181	-	1,209
Net premium income	3,735	1,149	1,704	118	6,706
Net investment income	1,456	3,118	6,477	84	11,135
Other revenue	382	907	1,493	12	2,794
Total revenue	$5,573	$5,174	$9,674	$214	$20,635

By geographic location

For the six months ended
June 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$6,547	$1,954	$3,299	$234	$12,034
Annuities and pensions	1,348	243	399	-	1,990
Net premium income	7,895	2,197	3,698	234	14,024
Net investment income	2,324	2,827	5,490	13	10,654
Other revenue	816	1,591	3,043	15	5,465
Total revenue	$11,035	$6,615	$12,231	$262	$30,143

For the six months ended
June 30, 2016	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$5,895	$1,939	$3,150	$241	$11,225
Annuities and pensions	2,024	323	(138)	-	2,209
Net premium income	7,919	2,262	3,012	241	13,434
Net investment income	3,583	5,822	13,778	114	23,297
Other revenue	639	1,752	3,214	18	5,623
Total revenue	$12,141	$9,836	$20,004	$373	$42,354

Manulife Financial Corporation – Second Quarter 2017

Note 13	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets"). The carrying value and change in segregated funds net assets are as follows.
Segregated funds net assets

As at	June 30, 2017	December 31, 2016
Investments at market value
Cash and short-term securities	$3,451	$4,524
Debt securities	16,008	15,651
Equities	12,508	12,458
Mutual funds	286,006	278,966
Other investments	4,451	4,552
Accrued investment income	184	201
Other assets and liabilities, net	(799)	(644)
Total segregated funds net assets	$321,809	$315,708
Composition of segregated funds net assets
Held by policyholders	$321,267	$315,177
Held by the Company	542	531
Total segregated funds net assets	$321,809	$315,708

Changes in segregated funds net assets

	three months ended June 30,		six months ended June 30,
For the	2017	2016	2017	2016
Net policyholder cash flow
Deposits from policyholders	$8,544	$7,899	$18,176	$16,592
Net transfers to general fund	(359)	(272)	(600)	(293)
Payments to policyholders	(11,031)	(9,548)	(22,863)	(18,781)
	(2,846)	(1,921)	(5,287)	(2,482)
Investment related
Interest and dividends	905	683	1,844	1,546
Net realized and unrealized investment gains (losses)	7,197	5,290	19,055	4,600
	8,102	5,973	20,899	6,146
Other
Management and administration fees	(1,108)	(1,025)	(2,347)	(2,259)
Impact of changes in foreign exchange rates	(6,001)	1,456	(7,164)	(11,494)
	(7,109)	431	(9,511)	(13,753)
Net additions (deductions)	(1,853)	4,483	6,101	(10,089)
Segregated funds net assets, beginning of period	323,662	299,175	315,708	313,747
Segregated funds net assets, end of period	$321,809	$303,658	$321,809	$303,658

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's Second Quarter 2017 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Second Quarter 2017

Note 14 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2016 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$50	$106,944	$222,681	$(379)	$329,296
Investments in unconsolidated subsidiaries	50,883	6,954	35,540	(93,377)	-
Reinsurance assets	-	47,574	9,802	(25,930)	31,446
Other assets	18,459	23,920	61,426	(60,068)	43,737
Segregated funds net assets	-	177,446	145,686	(1,865)	321,267
Total assets	$69,392	$362,838	$475,135	$(181,619)	$725,746
Liabilities and equity
Insurance contract liabilities	$-	$142,802	$182,815	$(26,778)	$298,839
Investment contract liabilities	-	1,189	2,009	(3)	3,195
Other liabilities	19,284	23,258	62,300	(59,793)	45,049
Long-term debt	5,533	-	8	-	5,541
Capital instruments	1,436	605	23,719	(18,130)	7,630
Segregated funds net liabilities	-	177,446	145,686	(1,865)	321,267
Shareholders' equity	43,139	17,538	57,512	(75,050)	43,139
Participating policyholders' equity	-	-	233	-	233
Non-controlling interests	-	-	853	-	853
Total liabilities and equity	$69,392	$362,838	$475,135	$(181,619)	$725,746

Manulife Financial Corporation – Second Quarter 2017

Condensed Consolidated Statement of Financial Position

As at December 31, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$161	$109,063	$213,043	$(398)	$321,869
Investments in unconsolidated subsidiaries	47,758	6,457	17,504	(71,719)	-
Reinsurance assets	-	51,537	10,069	(26,654)	34,952
Other assets	315	28,718	41,723	(22,073)	48,683
Segregated funds net assets	-	174,917	142,400	(2,140)	315,177
Total assets	$48,234	$370,692	$424,739	$(122,984)	$720,681
Liabilities and equity
Insurance contract liabilities	$-	$147,504	$177,524	$(27,523)	$297,505
Investment contract liabilities	-	1,251	2,027	(3)	3,275
Other liabilities	252	28,892	41,653	(21,772)	49,025
Long-term debt	5,689	-	7	-	5,696
Capital instruments	461	627	6,226	(134)	7,180
Segregated funds net liabilities	-	174,917	142,400	(2,140)	315,177
Shareholders' equity	41,832	17,501	53,912	(71,413)	41,832
Participating policyholders' equity	-	-	248	-	248
Non-controlling interests	-	-	742	1	743
Total liabilities and equity	$48,234	$370,692	$424,739	$(122,984)	$720,681

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$875	$6,101	$(2)	$6,974
Net investment income (loss)	70	3,149	3,785	(257)	6,747
Net other revenue	2	1,028	3,408	(1,566)	2,872
Total revenue	72	5,052	13,294	(1,825)	16,593
Contract benefits and expenses
Net benefits and claims	-	4,180	7,491	(743)	10,928
Commissions, investment and general expenses	2	749	3,745	(822)	3,674
Other expenses	93	62	478	(260)	373
Total contract benefits and expenses	95	4,991	11,714	(1,825)	14,975
Income (loss) before income taxes	(23)	61	1,580	-	1,618
Income tax (expense) recovery	6	43	(353)	-	(304)
Income (loss) after income taxes	(17)	104	1,227	-	1,314
Equity in net income (loss) of unconsolidated subsidiaries	1,272	322	426	(2,020)	-
Net income (loss)	$1,255	$426	$1,653	$(2,020)	$1,314
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$61	$-	$61
Participating policyholders	-	13	(2)	(13)	(2)
Shareholders	1,255	413	1,594	(2,007)	1,255
	$1,255	$426	$1,653	$(2,020)	$1,314

Manulife Financial Corporation – Second Quarter 2017

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,244	$5,462	$-	$6,706
Net investment income (loss)	102	5,387	6,049	(403)	11,135
Net other revenue	1	503	4,322	(2,032)	2,794
Total revenue	103	7,134	15,833	(2,435)	20,635
Contract benefits and expenses
Net benefits and claims	-	5,967	11,653	(1,785)	15,835
Commissions, investment and general expenses	1	787	3,169	(464)	3,493
Other expenses	61	(135)	620	(186)	360
Total contract benefits and expenses	62	6,619	15,442	(2,435)	19,688
Income (loss) before income taxes	41	515	391	-	947
Income tax (expense) recovery	(11)	(122)	(98)	-	(231)
Income (loss) after income taxes	30	393	293	-	716
Equity in net income (loss) of unconsolidated subsidiaries	674	62	455	(1,191)	-
Net income (loss)	$704	$455	$748	$(1,191)	$716
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$27	$-	$27
Participating policyholders	-	(18)	(15)	18	(15)
Shareholders	704	473	736	(1,209)	704
	$704	$455	$748	$(1,191)	$716

Condensed Consolidated Statement of Income

For the six months ended
June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,170	$11,856	$(2)	$14,024
Net investment income (loss)	82	4,282	6,653	(363)	10,654
Net other revenue	3	1,674	5,553	(1,765)	5,465
Total revenue	85	8,126	24,062	(2,130)	30,143
Contract benefits and expenses
Net benefits and claims	-	6,441	12,762	(529)	18,674
Commissions, investment and general expenses	3	1,541	7,100	(1,248)	7,396
Other expenses	180	101	790	(353)	718
Total contract benefits and expenses	183	8,083	20,652	(2,130)	26,788
Income (loss) before income taxes	(98)	43	3,410	-	3,355
Income tax (expense) recovery	26	101	(777)	-	(650)
Income (loss) after income taxes	(72)	144	2,633	-	2,705
Equity in net income (loss) of unconsolidated subsidiaries	2,677	637	781	(4,095)	-
Net income (loss)	$2,605	$781	$3,414	$(4,095)	$2,705
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$115	$-	$115
Participating policyholders	-	(1)	(15)	1	(15)
Shareholders	2,605	782	3,314	(4,096)	2,605
	$2,605	$781	$3,414	$(4,095)	$2,705

Manulife Financial Corporation – Second Quarter 2017

Condensed Consolidated Statement of Income

For the six months ended
June 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,082	$11,352	$-	$13,434
Net investment income (loss)	102	11,454	12,281	(540)	23,297
Net other revenue	43	1,441	9,229	(5,090)	5,623
Total revenue	145	14,977	32,862	(5,630)	42,354
Contract benefits and expenses
Net benefits and claims	-	13,236	23,665	(4,394)	32,507
Commissions, investment and general expenses	1	1,570	6,251	(926)	6,896
Other expenses	99	(68)	930	(310)	651
Total contract benefits and expenses	100	14,738	30,846	(5,630)	40,054
Income (loss) before income taxes	45	239	2,016	-	2,300
Income tax (expense) recovery	82	(28)	(583)	-	(529)
Income (loss) after income taxes	127	211	1,433	-	1,771
Equity in net income (loss) of unconsolidated subsidiaries	1,622	187	398	(2,207)	-
Net income (loss)	$1,749	$398	$1,831	$(2,207)	$1,771
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$53	$-	$53
Participating policyholders	-	(37)	(31)	37	(31)
Shareholders	1,749	435	1,809	(2,244)	1,749
	$1,749	$398	$1,831	$(2,207)	$1,771

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statement of Cash Flows

For the six months ended June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,605	$781	$3,414	$(4,095)	$2,705
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,677)	(637)	(781)	4,095	-
Increase (decrease) in insurance contract liabilities	-	1,048	6,516	-	7,564
Increase (decrease) in investment contract liabilities	-	28	67	-	95
(Increase) decrease in reinsurance assets	-	2,055	202	-	2,257
Amortization of (premium) discount on invested assets	-	5	71	-	76
Other amortization	2	62	201	-	265
Net realized and unrealized (gains) losses and impairment on assets	(6)	(1,555)	(3,183)	-	(4,744)
Deferred income tax expense (recovery)	(23)	(313)	901	-	565
Stock option expense	-	(1)	11	-	10
Cash provided by (used in) operating activities before undernoted items	(99)	1,473	7,419	-	8,793
Dividends from unconsolidated subsidiary	-	10	338	(348)	-
Changes in policy related and operating receivables and payables	(92)	(751)	106	-	(737)
Cash provided by (used in) operating activities	(191)	732	7,863	(348)	8,056
Investing activities
Purchases and mortgage advances	-	(14,096)	(29,770)	-	(43,866)
Disposals and repayments	-	13,793	22,669	-	36,462
Changes in investment broker net receivables and payables	-	61	105	-	166
Investment in common shares of subsidiaries	(985)	-	-	985	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(10)	-	(10)
Capital contribution to unconsolidated subsidiaries	-	(58)	-	58	-
Return of capital from unconsolidated subsidiaries	-	5	-	(5)	-
Notes receivable from parent	-	-	(19,185)	19,185	-
Notes receivable from subsidiaries	(18,263)	(32)	-	18,295	-
Cash provided by (used in) investing activities	(19,248)	(327)	(26,191)	38,518	(7,248)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	1	-	1
Issue of capital instruments, net	994	-	-	-	994
Redemption of capital instruments	-	-	(499)	-	(499)
Secured borrowings from securitization transactions	-	-	441	-	441
Changes in deposits from Bank clients, net	-	-	342	-	342
Shareholders' dividends paid in cash	(889)	-	-	-	(889)
Dividends paid to parent	-	(338)	(10)	348	-
Contributions from (distributions to) non-controlling interests, net	-	-	(5)	-	(5)
Common shares issued, net	39	-	985	(985)	39
Capital contributions by parent	-	-	58	(58)	-
Return of capital to parent	-	-	(5)	5	-
Notes payable to parent	-	-	18,295	(18,295)	-
Notes payable to subsidiaries	19,185	-	-	(19,185)	-
Cash provided by (used in) financing activities	19,329	(338)	19,603	(38,170)	424
Cash and short-term securities
Increase (decrease) during the period	(110)	67	1,275	-	1,232
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(141)	(168)	-	(310)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	50	3,713	11,397	-	15,160
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	50	4,103	11,713	-	15,866
Net payments in transit, included in other liabilities	-	(390)	(316)	-	(706)
Net cash and short-term securities, end of period	$50	$3,713	$11,397	$-	$15,160
Supplemental disclosures on cash flow information:
Interest received	$8	$2,205	$3,314	$(200)	$5,327
Interest paid	168	47	524	(200)	539
Income taxes paid (recovered)	66	356	(86)	-	336

Manulife Financial Corporation – Second Quarter 2017

Consolidated Statement of Cash Flows

For the six months ended June 30, 2016	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,749	$398	$1,831	$(2,207)	$1,771
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,622)	(187)	(398)	2,207	-
Increase (decrease) in insurance contract liabilities	-	11,036	13,229	-	24,265
Increase (decrease) in investment contract liabilities	-	30	(89)	-	(59)
(Increase) decrease in reinsurance assets	-	(3,997)	3,813	-	(184)
Amortization of (premium) discount on invested assets	-	(4)	41	-	37
Other amortization	1	69	197	-	267
Net realized and unrealized (gains) losses and impairment on assets	26	(8,771)	(9,977)	-	(18,722)
Deferred income tax expense (recovery)	1	652	(130)	-	523
Stock option expense	-	1	12	-	13
Cash provided by (used in) operating activities before undernoted items	155	(773)	8,529	-	7,911
Dividends from unconsolidated subsidiary	-	39	-	(39)	-
Changes in policy related and operating receivables and payables	(128)	1,087	(1,895)	-	(936)
Cash provided by (used in) operating activities	27	353	6,634	(39)	6,975
Investing activities
Purchases and mortgage advances	(29)	(14,760)	(35,514)	-	(50,303)
Disposals and repayments	-	16,665	24,960	-	41,625
Changes in investment broker net receivables and payables	-	(66)	216	-	150
Investment in common shares of subsidiaries	(4,495)	-	-	4,495	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(89)	-	(89)
Capital contribution to unconsolidated subsidiaries	-	(347)	-	347	-
Return of capital from unconsolidated subsidiaries	-	1	-	(1)	-
Notes receivable from parent	-	-	(24,177)	24,177	-
Notes receivable from subsidiaries	(23,305)	(26)	-	23,331	-
Cash provided by (used in) investing activities	(27,829)	1,467	(34,604)	52,349	(8,617)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	263	389	-	652
Issue of long-term debt, net	3,538	-	-	-	3,538
Redemption of long-term debt	-	-	(8)	-	(8)
Issue of capital instruments, net	479	-	-	-	479
Secured borrowings from securitization transactions	-	-	548	-	548
Changes in deposits from Bank clients, net	-	-	503	-	503
Shareholders' dividends paid in cash	(795)	-	-	-	(795)
Dividends paid to parent	-	-	(39)	39	-
Contributions from (distributions to) non-controlling interests, net	-	-	15	-	15
Common shares issued, net	16	-	4,495	(4,495)	16
Preferred shares issued, net	417	-	-	-	417
Capital contributions by parent	-	-	347	(347)	-
Return of capital to parent	-	-	(1)	1	-
Notes payable to parent	-	-	23,331	(23,331)	-
Notes payable to subsidiaries	24,177	-	-	(24,177)	-
Cash provided by (used in) financing activities	27,832	263	29,580	(52,310)	5,365
Cash and short-term securities
Increase (decrease) during the period	30	2,083	1,610	-	3,723
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(268)	(241)	-	(511)
Balance, beginning of period	122	4,444	12,436	-	17,002
Balance, end of period	150	6,259	13,805	-	20,214
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	122	4,938	12,825	-	17,885
Net payments in transit, included in other liabilities	-	(494)	(389)	-	(883)
Net cash and short-term securities, beginning of period	122	4,444	12,436	-	17,002
End of period
Gross cash and short-term securities	150	6,643	14,109	-	20,902
Net payments in transit, included in other liabilities	-	(384)	(304)	-	(688)
Net cash and short-term securities, end of period	$150	$6,259	$13,805	$-	$20,214
Supplemental disclosures on cash flow information:
Interest received	$-	$2,310	$3,181	$(170)	$5,321
Interest paid	60	100	458	(170)	448
Income taxes paid	25	48	428	-	501

Manulife Financial Corporation – Second Quarter 2017

Note 15       Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation – Second Quarter 2017

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-6285
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 CST Trust Company
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@canstockta.com
 Online: www.canstockta.com
 CST Trust Company offices are also located
 in Toronto, Vancouver and Calgary.

 United States
 Computershare Inc.
 P.O. Box 505000
 Louisville, KY  40233
 Overnight correspondence should be sent to:
 Computershare
 462 South 4th Street, Suite 1600
 Louisville, KY  40202
 Toll Free: 1 800 249-7702
 Collect: 201 680-6578
 E-mail: web.queries@computershare.com
 Online: www.computershare.com/investor

 Hong Kong
 Computershare Hong Kong Investor
 Services Limited
 17M Floor, Hopewell Centre
 183 Queen’s Road East
 Wan Chai, Hong Kong
 Telephone: 852 2862–8555
 E-mail: hkinfo@computershare.com.hk
 Online: www.computershare.com/investor

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2017, Manulife had total capital of C$52.0 billion, including C$43.1 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency Standard & Poor’s	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2017, there were 1,977 million common shares outstanding.
April 1 – June 30, 2017	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 24.87	$ 18.95	$ 146.90	P 850
Low	$ 22.61	$ 16.62	$ 130.50	P 770
Close	$ 24.31	$ 18.76	$ 146.30	P 835
Average Daily Volume (000)	4,464	2,559	46	0.13

Manulife Financial Corporation – Second Quarter 2017

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· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

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Manulife Financial Corporation – Second Quarter 2017